United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2007

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- ..)

Aracruz Celulose S.A.

Quarterly Financial Information (ITR) as of March 31, 2007 and Special Review Report of Independent Registered Public Accounting Firm

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION                                                                                                          Corporate Legislation
QUARTERLY INFORMATION - ITR                                                                                                           Period - 03/31/2007
COMMERCIAL, INDUSTRIAL & OTHERS TYPES OF BUSINESS

01.01 - IDENTIFICATION

01 - CVM Code	02 - Name of Society	03 - Taxpayer Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.02 - ADDRESS OF HEAD OFFICES

01 - Complete Address 02 - District 03 - Zip Code (CEP)
Caminho Barra do Riacho, s/nº - km 25 Barra do Riacho 29.197-900
04 - City 05 - State
Aracruz Espírito Santo
06 - Area Code 07 - Telephone 08 - Telephone 09 - Telephone 10 - Telex
027 3270-2442 3270-2540 3270-2844 --
11 - Area Code 12 - FAX NO. 13 - FAX NO. 14 - FAX NO.
027 3270-2590 3270-2171 3270-2001
15 - E-MAIL
mbl@aracruz.com.br

01.03 - DIRECTOR OF MARKET RELATIONS (Business address)

01 - NAME
Isac Roffé Zagury
02 - Complete Address 03 - District
Av. Brigadeiro Faria Lima, 2272 - 3 rd and 4 th Floor Jardim Paulistano
04 - Zip Code (CEP) 05 - City 06 - State
01.452-000 São Paulo SP
07 - Area Code 08 - TelephonE 09 - TelephonE 10 Telephone 11 - Telex
011 3301-4160 3301-4139 3301-4194 --
12 - Area Code 13 - FAX NO 14 - FAX NO 15 - FAX NO
011 3301-4202 3301-4117 3301-4275
16 - E-MAILL
iz@aracruz.com.br

01.04 - ACCOUNTANT / REFERENCE

current fiscal year		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - ENDING	3 - NUMBER	4 - BEGINNING	5 - ENDING	6 - NUMBER	7 - BEGINNING	9 - ENDING
01/01/2007	12/31/2007	1	01/01/2007	03/31/2007	4	10/01/2006	12/31/2006
9 - NAME / ACCOUNTANT CORPORATE NAME					10 - CVM Code
Deloitte Touche Tohmatsu Auditores Independentes					00385-9
11 - NAME OF THE TECHNICAL RESPONSIBLE					12 - CPF nº
Amauri Froment Fernandes					174.625.417-34

01.05 - cURRENT BREAKDOWN OF PAID-IN CAPITAL, NET OF TREASURY STOCK

NUMBER OF SHARES (Thousands)	1 - CURRENT QUARTER 03/31/2007	2 - PREVIOUS QUARTER 12/31/2006	3 -QUARTER PREVIOUS YEAR 03/31/2006
PAID-IN CAPITAL
1 - COMMON	455,391	455,391	455,391
2 -PREFERRED	577,163	577,163	577,163
3 - TOTAL	1,032,554	1,032,554	1,032,554
IN TREASURY
4 - COMMON	483	483	483
5 -PREFERRED	1,483	1,483	1,483
6 - TOTAL	1,966	1,966	1,966

01.06 - SOCIETY CHARACTERISTICS

1 - TYPE OF SOCIETY COMMERCIAL, INDUSTRIAL & OTHER TYPES OF BUSINESS
2 - SITUATION IN OPERATION
3 - NATURE OF STOCK CONTROL PRIVATE NATIONAL
4 - ACTIVITY CODE 1040 - PAPER AND PULP INDUSTRY
5 - ACTIVITY OF THE SOCIETY Production of Bleached Eucalyptus Pulp
6 - TYPE OF CONSOLIDATED TOTAL
7 - AUDITORS'REPORT TYPE UNQUALIFIED OPINION

01.07 - SUBSIDIARIES EXCLUDED FROM CONSOLIDATED STATEMENTS

01 - ITEM	02 - TAXPAYER NO.	03 - NAME

01.08 - DIVIDENDS APPROVED/PAID DURING AND AFTER CURRENT QUARTER

1 - ITEM	2 - EVENT	3 - DATE OF APPROVAL	4 - TYPE	5 - PAYMENT BEGAIN	6 - STOCK TYPE	7 - STOCK OF VALUE

01.09 - SUBSCRIbed CAPITAL AND changes in accounting period in course

1 - ITEM	2 - DATE OF CHANGE	3 - VALUE OF THE SUBSCRIBED CAPITAL (REAL THOUSAND)	4 - VALUE OF THE ALTERATION (REAL THOUSAND)	5 - ORIGIN OF THE ALTERATION	7 - AMOUNT OF OUTSTANDING STOCKS (THOUSAND)	8 - VALUE PER SHARE ON THE ISSUE DATE (REAL)

01.10 - DIRECTOR OF INVESTOR RELATIONS

01 - DATE	02 - SIGNATURE
04/07/2007	/s/ Isac Roffé Zagury

02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$

1 - CODE	2 - DESCRIPTION	3 - DATE - 03/31/2007	4 - DATE - 12/31/2006
1	TOTAL ASSETS	9,654,152	9,253,380
1.1	CURRENT ASSETS	1,335,052	1,294,830
1.1.1	CASH AND CASH EQUIVALENTS	14,716	1,736
1.1.2	CREDITS	394,478	357,124
1.1.2.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	201,165	118,714
1.1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	173,792	91,675
1.1.2.1.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	24,439	24,318
1.1.2.1.3	ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS	2,934	2,721
1.1.2.2	CREDITS OTHERS	193,313	238,410
1.1.2.2.1	EMPLOYEES	4,870	6,132
1.1.2.2.2	SUPPLIERS	3,062	3,259
1.1.2.2.3	SUBSIDIARIES	3	3
1.1.2.2.4	TAXES	184,093	226,420
1.1.2.2.5	OTHERS	1,285	2,596
1.1.3	INVENTORIES	233,414	213,130
1.1.3.1	SUPPLIES	98,790	97,838
1.1.3.2	RAW MATERIALS	56,900	60,648
1.1.3.3	FINISHED GOODS	77,444	54,345
1.1.3.4	PRODUCTS IN PROCESS	0	0
1.1.3.5	OTHERS	280	299
1.1.4	OTHERS	692,444	722,840
1.1.4.1	SHORT TERM INVESTMENTS	688,656	715,370
1.1.4.2	FINANCIAL APPLICATION	0	0
1.1.4.3	PREPAID EXPENSES	3,778	7,460
1.1.4.4	FIXED ASSETS AVAILABLE FOR SALE	0	0
1.1.4.5	OTHERS	10	10
1.2	CURRENT NOT ASSETS	8,319,100	7,958,550
1.2.1	LONG-TERM ASSETS	295,437	283,863
1.2.1.1	OTHERS CREDITS	252,584	241,499
1.2.1.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS	0	0
1.2.1.1.2	SUPPLIERS	217,804	209,231
1.2.1.1.3	TAXES	34,780	32,268
1.2.1.1.4	OTHERS	0	0
1.2.1.2	ACCOUNTS RECEIVABLE - RELATED PARTIES	6,538	6,376
1.2.1.2.1	FROM AFFILIATES	0	0
1.2.1.2.2	FROM SUBSIDIARIES	6,538	6,376
1.2.1.2.3	OTHERS	0	0

02.01 - BALANCE SHEET - ASSETS - THOUSAND OF R$

1 - CODE	2 - DESCRIPTION	3 - DATE - 03/31/2007	4 - DATE - 12/31/2006
1.2.1.3	OTHERS	36,315	35,988
1.2.1.3.1	DEBT SECURITIES	5,784	5,707
1.2.1.3.2	ESCROW DEPOSITS	30,531	30,281
1.2.1.3.3	OTHERS	0	0
1.2.2	FIXED ASSETS	8,023,663	7,674,687
1.2.2.1	INVESTMENTS	3,129,895	2,844,442
1.2.2.1.1	IN AFFILIATES	19,777	19,662
1.2.2.1.2	IN AFFILIATES - GOODWILL	0	0
1.2.2.1.3	IN SUBSIDIARIES	3,097,489	2,812,151
1.2.2.1.4	IN SUBSIDIARIES - GOODWILL	9,741	9,741
1.2.2.1.5	OTHER COMPANIES	2,888	2,888
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	4,637,431	4,545,119
1..2.2.2.1	LAND	811,287	764,003
1.2.2.2.2	BUILDINGS	453,809	449,661
1.2.2.2.3	MACHINERY AND EQUIPMENT	2,143,780	2,194,056
1.2.2.2.4	FORESTS	899,870	863,178
1.2.2.2.5	PROGRESS FOR SUPPLIER	85,119	66,387
1.2.2.2.6	CONSTRUCTION IN PROGRESS	144,980	107,778
1.2.2.2.7	OTHER S	98,586	100,056
1.2.2.4	DEFERRED CHARGES	256,337	285,126
1.2.2.41	INDUSTRIAL	3,039	3,684
1.2.2.4.2	FORESTS	0	0
1.2.2.4.3	ADMINISTRATIVE	0	0
1.2.2.4.4	GOODWILL ARISING ON INCORPORATION OF ENTITY	253,298	281,442
1.2.2.4.5	OTHERS	0	0

02.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$

1 - CODE	2 - DESCRIPTION	3 - DATE - 03/31/2007	4 - DATE - 12/31/2006
2	TOTAL LIABILITIES	9,654,152	9,253,380
2.1	CURRENT LIABILITIES	797,700	840,288
2.1.1	LOANS AND FINANCING	178,049	185,236
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	131,269	139,668
2.1.4	TAXES	70,390	77,452
2.1.5	DIVIDENDS PAYABLE	70,210	78,133
2.1.6	PROVISIONS	22,687	46,300
2.1.6.1	VACATION AND 13th SALARY	20,437	21,095
2.1.6.2	PROFIT SHARING	2,250	25,205
2.1.7	LOANS FROM RELATED PARTIES	152,320	145,673
2.1.7.1	ADVANCES FROM SUBSIDIAIES	151,682	144,995
2.1.7.2	OTHER DEBTS TO SUBSIDIARIES	638	678
2.1.7.3	OTHER	0	0
2.1.8	OTHERS	174,775	167,826
2.1.8.1	OTHERS	7,775	826
2.1.8.2	PROPOSED DIVIDENDS	167,000	167,000
2.2	NOT CURRENT LIABILITIES	3,764,314	3,533,581
2.2.1	LOANS AND FINANCING	3,764,314	3,533,581
2.2.1.1	LOANS AND FINANCING	2,289,499	2,365,037
2.2.1.2	DEBENTURES	0	0
2.2.1.3	PROVISION	576,331	549,068
2.2.1.3.1	LABOR CONTINGENCIES	15,446	14,997
2.2.1.3.2	TAX CONTINGENCIES	436,783	428,777
2.2.1.3.3	OTHERS	124,102	105,294
2.2.1.4	LOANS FROM RELATED PARTIES	825,775	548,019
2.2.1.4.1	ADVANCES FROM SUBSIDIARIES	825,775	548,019
2.2.1.6	OTHERS	72,709	71,457
2.2.1.6.1	SUPPLIERS	7,419	7,419
2.2.1.6.2	OTHERS	65,290	64,038

02.02 - BALANCE SHEET - LIABILITIES - THOUSAND OF R$

1 - CODE	2 - DESCRIPTION	3 - DATE - 03/31/2007	4 - DATE - 12/31/2006
2.4	STOCKHOLDER'S EQUITY	5,090,138	4,879,511
2.41	PAID-IN CAPITAL	1,854,507	1,854,507
2.4.1.1	COMMON STOCK	783,599	783,599
2.4.1.2	PREFERRED STOCK	1,070,908	1,070,908
2.4.2	CAPITAL RESERVES	162,210	162,210
2.4.3	REVALUATION RESERVE	0	0
2.4.3.1	OWN ASSETS	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.4.4	REVENUE RESERVES	2,862,794	2,862,794
2.4.4.1	LEGAL	338,454	338,454
2.4.4.2	STATUTORY	0	0
2.4.4.3	FOR CONTINGENCIES	0	0
2.4.4.4	UNREALIZED INCOME	0	0
2.4.4.5	FOR INVESTMENTS	2,533,326	2,533,326
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.4.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)
2.4.4.7.1	TREASURY STOCK	(8,986)	(8,986)
2.4.5	RETAINED EARNINGS	210,627	0

03.01 - STATEMENT OF OPERATIONS - THOUSAND OF R$

1 - CODE	2 - DESCRIPTION	3 - FROM : 01/01/2007 TO : 03/31/2007	4 FROM : 01/01/2007 TO : 03/31/2007	5 - FROM : 01/01/2006 TO : 03/31/2006	6 - FROM : 01/01/2006 TO : 03/31/2006
3.1	GROSS SALES AND SERVICES REVENUE	591,091	591,091	574,656	574,656
3.2	SALES TAXES AND OTHER DEDUCTIONS	(10,516)	(10,516)	(7,332)	(7,332)
3.3	NET SALES REVENUE	580,575	580,575	567,324	567,324
3.4	COST OF GOODS SOLD	(412,605)	(412,605)	(431,299)	(431,299)
3.5	GROSS PROFIT	167,970	167,970	136,025	136,025
3.6	OPERATING (EXPENSES) INCOME	100,257	100,257	208,645	208,645
3.6.1	SELLING	(16,174)	(16,174)	(17,501)	(17,501)
3.6.2	GENERAL AND ADMINISTRATIVE	(20,195)	(20,195)	(19,461)	(19,461)
3.6.3	FINANCIAL	76,049	76,049	207,069	207,069
3.6.3.1	FINANCIAL INCOME	91,634	91,634	171,411	171,411
3.6.3.2	FINANCIAL EXPENSES	(15,585)	(15,585)	35,658	35,658
3.6.4	OTHER OPERATING INCOME	9,264	9,264	8,108	8,108
3.6.5	OTHER OPERATING EXPENSES	(52,258)	(52,258)	(42,034)	(42,034)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	103,571	103,571	72,464	72,464
3.7	OPERATING INCOME	268,227	268,227	344,670	344,670
3.8	NON-OPERATING (EXPENSES) INCOME	(96)	(96)	(474)	(474)
3.8.1	INCOME	412	412	489	489
3.8.2	EXPENSES	(508)	(508)	(963)	(963)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	268,131	268,131	344,196	344,196
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(38,696)	(38,696)	(50,881)	(50,881)
3.11	DEFERRED INCOME TAXES	(18,808)	(18,808)	(41,295)	(41,295)
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0	0
3.12.1	REMUNERATION	0	0	0	0
3.12.2	APPROPRIATIONS	0	0	0	0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS' CAPITAL	67,000	67,000	89,000	89,000
3.15	NET INCOME FOR THE PERIOD	277,627	277,627	341,020	341,020
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,030,588	1,030,588	1,030,588	1,030,588
	EARNINGS PER SHARE	0,26939	0,26939	0,33090	0,33090
	LOSS PER SHARE	-	-	-	-

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE FOR THE QUARTER

(Convenience Translation into English of original previously issued in Portuguese)

                                                                                EXPRESSED IN THOUSANDS OF REAIS

(Except as indicated otherwise)

1    Operations and background

Aracruz Celulose S.A. ("Aracruz", "Company" or "Parent Company") -- based in Aracruz, in the State of Espírito Santo (ES), with plants located in the States of ES, Bahia (BA) and Rio Grande do Sul (RS) - was founded in 1967 and is engaged in the production and sale of bleached short-fiber eucalyptus pulp. The pulp is produced from reforested timber tracts, mainly from the Company's own forests, with an installed production capacity of 3,010 thousand tons per annum.  Of this total, 2,130 thousand tons are turned out from the mill in Barra do Riacho (ES), 430 thousand tons from the RS mill and 450 thousand tons relating to its 50% stake in Veracel Celulose S.A. ("Veracel"), which runs the mill located in Eunápolis, BA (which has total installed production capacity of 900 thousand tons per year).

Aracruz owns 50% of the capital stock of Veracel, with the other half held by the Swedish-Finnish group Stora Enso.

The Company's operations are integrated with those of its Subsidiaries, jointly-controlled and affiliated concerns, which operate in: (i) the distribution of products on the international market (Aracruz Trading S.A., Aracruz Celulose (USA), Inc., Aracruz Trading International Commercial and Servicing Limited Liability Company ("Aracruz Trading International Ltd.", previously known as "Aracruz Trading Hungary Ltd.") and Riocell Limited, (ii) port services (Portocel - Terminal Especializado de Barra do Riacho S.A.), (iii) forestation and reforestation of eucalyptus trees, under a loan for use agreement (Mucuri Agroflorestal S.A.), (iv) the manufacture of solid wood products (Aracruz Produtos de Madeira S.A.), (v) consulting services and international trading activities (Ara Pulp - Comércio de Importação e Exportação, Unipessoal Ltda.) and (vi) pulp production (Veracel).

Based on the increase in the performance of port services to third parties and to the associated company Veracel, the need arose to carry out work to expand, revamp and enhance the Barra do Riacho Private Terminal.  The Company's subsidiary Portocel contracted financing in the total amount equivalent to R$ 50 million, which in Brazilian currency corresponds to R$ 104,465 [Note 13(c)], to be invested in Phase 1 of the expansion project, which is expected to be concluded in May of 2008, with start-up of operations slated for June of that same year.

2    Financial Statements Presentation and Summary of Significant Accounting Practices

The consolidated quarterly financial information has been prepared in conformity with accounting practices adopted in Brazil and procedures determined by the Brazilian Securities Commission - CVM and Institute of Independent Auditors - IBRACON.

     There have been no significant changes in either accounting practices or in the criterion for presentation of the quarterly financial information in relation to those presented in the financial statements for the year ended December 31, 2006.

a)    The consolidated quarterly financial statements includes the following subsidiaries, jointly-controlled and affiliated companies, all of which have the same base dates for presentation of their financial information and uniform accounting practices:

Stake in Capital (%)
Pulp production:
Veracel Celulose S.A.	50
Eucalyptus forests and reforested tracts:
Mucuri Agroflorestal S.A.	100
Port services:
Portocel - Terminal Especializado de Barra do Riacho S.A.	51
International distribution network:
Aracruz Trading International Ltd.	100
Aracruz Celulose (USA), Inc.	100
Aracruz Trading S.A.	100
Ara Pulp - Com. de Importação e Exportação, Unipessoal Ltda.	100
Riocell Limited	100
Manufacture of solid wood products:
Aracruz Produtos de Madeira S.A.(*)	33.33
Special Purpose Company - SPC:
Arcel Finance Limited	100

(*)    Aracruz holds a 1/3 share in the capital stock of Aracruz Produtos de Madeira S.A. and its stake is recorded under the equity method.

The exclusive funds recorded as short-term investments have also been included in the Company's consolidation process (Note 4).

The consolidation procedures for the balance sheet and the statements of income reflect the sum of the balances of assets, liabilities, income and expenses accounts, together with the following eliminations: (i) stakes in capital, reserves and retained earnings (deficit) against investments, (ii) balances of intercompany current accounts and other assets and/ or liabilities, (iii) effects of significant transactions, (iv) separate reporting of participation of minority shareholders in results and stockholders' equity of the controlled companies and (v) elimination of unrealized profits among Group companies.

In accordance with Brazilian Securities Commission (CVM) Instruction 247/96, the Company proportionately consolidated its interest in Veracel, since it is jointly controlled (50%) under the terms of the shareholders agreement.

Summary financial statements of the jointly-controlled company Veracel, as proportionately consolidated by Aracruz, are as follows:

	3/31/2007	12/31/2006

Cash and cash equivalents

	76	401
Inventories	63,009	66,649
Permanent assets	1,536,484	1,547,581
Other assets	231,854	224,827
	1,831,423	1,839,458
Suppliers	14,318	21,526
Financings	704,152	895,966
Other liabilities	20,296	19,042
Shareholders' equity	1,092,657	902,924
	1,831,423	1,839,458

	1st Quarter 2007	1st Quarter 2006

Net sales revenues

	104,663	93,870

Gross profit

	31,751	25,150

 Operating income

	22,337	14,304

 Net income

	5,424	15,567

b)  In order to enhance the quality of the information provided to the market, Aracruz is presenting, as additional information, the Statement of Cash Flows and the Statement of Value Added.

The Statement of Cash Flows was prepared in accordance with Pronouncement NPC-20, of the Brazilian Institute of Independent Auditors - IBRACON, reflecting transactions involving cash and cash equivalents of the Company, other than for securities with maturities above 90 days.  This statement is divided into operating, investing and financing activities.

The Statement of Value Added, prepared in accordance with Pronouncement NBC T 3.7 of the Federal Accounting Council - CFC, presents the result of the operations from the point of view of generation and distribution of value added, where the four main beneficiaries of the value generated by the activities of the Company are: employees, government, the community and third party and shareholders' capital.

3          Marketable Securities

As of March 31, 2007 and December 31, 2006, the marketable securities recorded in the consolidated balance sheet chiefly comprise Certificates of Deposit (CD's) denominated in United States Dollars, placed overseas with leading financial institutions, through the Company's subsidiary Aracruz Trading International Ltd. the original maturities of which are less than 90 days.

4 Short-term Investments

As of March 31, 2007 and December 31, 2006, the Company had units of ownership (quotas) in two exclusive private investment funds.  The funds are comprised principally of Certificates of Deposit with leading Brazilian financial institutions, with final maturities between April of 2007 and January, 2012.  The securities included in the portfolio of the private investment funds feature daily liquidity and are marked to market on a daily basis.  The Company considers such investments as securities held for trading, with changes in fair market value reflected in results of operations.

These exclusive funds do not entail significant financial obligations.  Any obligations are limited to the service fees paid to the asset management companies employed to execute investment transactions, audit fees and other general and administrative expenses.  There are no consolidated assets of the Company that are collateral for these obligations and the creditors of the funds do not have recourse against the general credit of the Company.

Description	3/31/2007	12/31/2006
Certificates of Bank Deposit (CDB's)	450,899	418,429
Box of Options - Certificates of Interbank Deposit (CDI's)	127,413	155,757
Brazilian Federal Government Bonds	44,568	52,224
Debentures	65,776	88,960
Total	688,656	715,370

As of March 31, 2007, the difference between the Company and Consolidated balances, in the amount of R$ 289,016 (R$ 420,498 as of December 31, 2006) chiefly refers to Certificates of Deposit denominated in Reais held at leading financial institutions in Brazil and overseas through Aracruz's subsidiaries Aracruz Trading International Ltd. and Portocel - Terminal Especializado de Barra do Riacho S.A.

5        Trade Accounts Receivable - pulp customers

	Parent Company		Consolidated
	3/31/2007	12/31/2006	3/31/2007	12/31/2006
Domestic customers	17,769	18,258	21,675	20,826
Foreign customers
Subsidiaries	155,756	69,091
Others (third parties)	267	4,326	495,675	578,650
Allowance for doubtful accounts			(8,336)	(8,692)

	173,792	91,675	509,014	590,784

6        Inventories

	Parent Company		Consolidated
	3/31/2007	12/31/2006	3/31/2007	12/31/2006
Pulp - finished products
At mills	75,528	52,838	91,204	71,392
Overseas			248,500	218,315
Paper - finished products	1,916	1,507	1,916	1,507
Raw materials	56,900	60,648	68,914	75,374
Maintenance supplies / warehouse	99,214	98,262	133,329	130,766
Provision for obsolescence / adjustment to market value	(424)	(424)	(424)	(424)
Other inventories	280	299	1,486	1,163

	233,414	213,130	544,925	498,093

7        Related Parties

The transactions between the Company and its subsidiaries, jointly controlled and affiliated companies, such as sales of products, purchases of raw materials and services, are eliminated upon consolidation.  The financial transactions, such as current account advances and pre-payment contracts, bear effective interest rates that vary from 6.30% to 6.87% per annum plus exchange variation, and are likewise eliminated in the consolidation process.

(a) Subsidiaries, jointly-controlled and affiliated companies

	Parent Company
	Aracruz Trading International Ltd.	Murcuri Agro-Florestal S.A.	Portocel- Terminal Especializado de Barra do Riacho S.A.	Aracruz Produtos de Madeira S.A.	Total	Total
					2007	2006
Balance Sheet					March	December
Current Assets	155,755		3	939	156,697	70,250
Long-term assets		6,283	255		6,538	6,376
Currents Liabilities	151,682		638		152,320	145,673
Long-term liabilities	825,775				825,775	548,019

Transactions for 1st Quarter					March	March
Sales revenues	536,073			1,415	537,488	531,145
Payments for port services			4,091		4,091	3,158
Financial expenses (renenues), net	(19,217)				(19,217)	(96,667)

(b)   Stockholder and related company

	Stockholder			Related company	Total
	BNDES - Banco Nacional de Desenvolvimento Econômico e Social Note 13 (a)	Banco Votorantin S.A.	Banco Safra S.A.	Cia. de Navegação Norsul	2007	2006
					March	December
Current assets		61,061	119,228		180,289	239,166
Current liabilities	255,703			38	255,741	256,930
Long-term liabilities	1,061,954				1,061,954	1,094,440
					March	March
Net Financial revenues		2,238	4,261		6,499	12,013
Net Financial expenses	3,720				3,720	(2,376)
Freight expenses				5,550	5,550	4,258

Transactions with a Company Stockholder and the company related to it, mainly financing transactions and performance of services, are carried out at rates, for amounts and on terms that would normally apply to unrelated parties.

8          Tax Credits

(a)      Deferred income tax and social contribution and recoverable taxes

	Parent Company		Consolidated
	3/31/2007	12/31/2006	3/31/2007	12/31/2006
Deferred income tax and social contribution
Tax losses (i)	24,606	24,583	36,691	38,250
Negative results for purposes of Federal Social Contribution on Net Income - CSLL (i)	39	31	4,389	4,951
Temporary differences (ii)
Exchange variation taxed on cash basis	(190,724)	(153,096)	(190,724)	(153,096)
Income tax on unearned income			35,131	32,872
Other temporary differences	41,977	23,188	48,024	29,145
Income tax recoverable/offsettable

Income tax and CSLL prepaid on estimated basis	30,674	73,893	33,011	75,657
Income tax overpaid in prior years	122,009	87,971	122,009	87,971
Federal Withholding Income Tax (IRRF) on investments in marketable securities	1,516	34,045	13,339	47,162
IRRF accrued on investments in marketable securities	16,360	5,093	18,761	7,056
Federal Social Integration Program (PIS) and Social Finance (COFINS) contributions	37,184	46,375	95,292	105,802
State Value-Added Tax on Circulation of Goods and Services - ICMS (iii)	322,841	309,090	346,982	333,192
Provision for losses of ICMS credits (iii)
	(313,702)	(299,755)	(318,306)	(304,509)
Other sundry items
	1,991	1,976	2,497	2,443
Total	94,771	153,394	247,096	306,896
Shown as:
Current assets	184,093	226,420	245,440	287,698
Long-term assets	34,780	32,268	103,276	99,948
Long-term liabilities	(124,102)	(105,294)	(101,620)	(80,750)

(i)                  The deferred tax credits arising from accumulated tax losses and negative results for CSLL purposes at Veracel (on proportional bases) have been recorded as of March 31, 2007, backed up by economic viability studies approved by that company's management bodies.  The breakdown of the Veracel balances and expectations for realization are itemized year to year, as prescribed by CVM Instruction No. 371/02, and detailed in the following table:

	2009	2010	2011 to 2012	Total
Income tax	2,132	3,945	9,579	15,656
Social contribution	768	1,420	3,448	5,636
Total	2,900	5,365	13,027	21,292

As described in Note 1, the jointly owned company Veracel started up its production during 2005 and its sales have the required synergy with the Parent Company's international distribution network. Economic viability studies indicate full realization of the tax credits by the year 2012.

The remaining balance of R$ 24,606 refers to deferred tax credits resulting from accumulated tax losses for income tax purposes and negative results for CSLL purposes at Aracruz, linked to the assessment notice regarding offset of BEFIEX tax losses [Nota 18(f)].

(ii)                                        The income tax and social contribution deferred on temporary differences are stated at net value.  The principal temporary effect refers to the effect of credit exchange variation calculated for the current year (system for calculating tax and social contribution on a cash basis - exchange effects).

(iii)                                       Since the promulgation of Complementary Law No. 87 on September 13, 1996, the Company's Espírito Santo mill has been accumulating ICMS (State Value Added Tax - VAT) credits, resulting from its predominantly export activity.  The Company has the legal right, not contested by the tax authorities, to claim those credits from the State.  However, due to the fact that the negotiations underway with the State in this regard have not permitted a reasonable estimate of the period for resolution of this matter, the Company has been recording a provision for losses of 100% of such ICMS credit balances recorded in the accounting books in relation to the unit in the State of Espírito Santo

In September of 2005, the State government enacted new legislation allowing the transfer of accumulated ICMS credits resulting from exportation for other taxpayers who have debts resulting from assessment notices, notifications of debts or cancelled installment payment plans in relation to such taxes.  The legislation, with subsequent modifications, establishes that companies should file for the right to carry out such transactions by no later than June 29, 2007.  The Company has initiated such efforts and sees good possibilities of successfully negotiating part of its accumulated ICMS credits with third parties with the appropriate approval of the state authorities.  In May, 2006, the Company carried out the first sale of ICMS credits to third parties in the amount of R$ 1,339, with a discount of R$ 402, and in November, 2006, it made the second sale in the amount of R$ 9,092 thousand, with a discount of R$ 2,819 thousand.

The amount of R$ 9,139 at Aracruz, not covered by the provision for loss, chiefly refers to ICMS credits at the Guaíba Unit (RS), which the Company has been offsetting in the normal course of operations.  The amount of R$ 28,676 at the Consolidated level refers mainly to the ICMS credits at the jointly controlled company Veracel, net of the provision for losses.  Management has been negotiating transfer of such credits to third parties and offset thereof with other operations subject to this tax with Bahia state authorities.  According to its best estimates and judgment at present, the management of the jointly controlled subsidiary company believes that the provision set up as of March 31, 2007 is adequate and reflects the tax strategy to be adopted in the future.

(b) Income tax and social contribution reflected in results originate from:

	Parent Company		Consolidated
	3/31/2007	3/31/2006	3/31/2007	3/31/2006
Income before income tax, social contribution and minority interest	268,131	344,196	275,032	387,301
Income tax and social contribution at enacted rates of 34%	(91,165)	(117,027)	(93,511)	(131,682)
Equity pick-up from subsidiaries with differentiated rates or income not subject to taxation	34,688	26,119	26,347	5,586
Depreciation, amortization, depletion and disposals - Article 2, Law No. 8200/91	(544)	(570)	(544)	(570)
Contributions and donations	(155)	(318)	(155)	(318)
Other permanent differences	(328)	(380)	(18)	(401)

Income tax and social contribution	57,504	92,176	67,881	127,385

Current portion	(38,696)	(50,881)	(49,270)	(81,313)
Deferred portion	(18,808)	(41,295)	(18,611)	(46,072)

9   Advances to Suppliers - Forest Producer Program

The Forestry Producer Program is a partnership with rural producers, initiated in 1990 in the State of Espírito Santo and expanded to other states, such as Bahia, Minas Gerais, Rio Grande do Sul and, more recently, Rio de Janeiro.  The Program encourages the planting of commercial forests of eucalyptus trees, in respect of which the Company provides technology, technical support, materials and financial resources, depending on the type of contract, in order to ensure supply of wood for pulp production.  As of March 31, 2007, advances of funds amounted to R$ 217,804 (Consolidated R$ 237,668), compared with R$ 209,231 (Consolidated R$ 227,374) as of December 31, 2006, which will be recovered against the delivery of the wood by the producers.

(a)       Parent Company

			Portocel -
		Mucuri	Terminal		Aracruz	Aracruz			Aracruz		Total
	Veracel	Agro-	Especializado	Aracruz Celulose		Trading			Produtos
	Celulose	florestal	de Barra do	Trading	(USA),	International		Riocell de Madeira
	S.A.	S.A.	Riacho S.A.	S.A.	Inc.	Ltd. Ara-Pulp Limited			S.A.	2007	2006
In subsidiares, jointly controlled and
affiliated companies
Share of voting capital - %	50,00	100,00	51,00	100,00	100,00	100,00	100,00	100,00	33,33
Information as of March 31, 2007
Subscribed and paid-in capital	2.242.050	72.300	1.573	200	410	41	27	45	145.655
Shareholders' equity	2.185.313	70.175	5.730	329	12.699	1.916.969	93	1.645	59.332
Net income (loss) for the quarter	10.848		1.853	3	1.048	168.966	(28)	(60)	344
Changes in investment account
As of January 1	902.924	70.175	1.977	340	12.149	1.822.684	124	1.778	19.662	2.831.813	2.075.950
Paying in of capital (i)	181.882									181.882	53.327
Reduction of capital and distribution of
dividends at subsidiary (ii)											(25.181)
Equity pick-up (iii)	7.851 *		945	(11)	550	94.285	(31)	(133)	115	103.571	727.717
	1.092.657	70.175	2.922	329	12.699	1.916.969	93	1.645	19.777	3.117.266	2.831.813

Goodwill on acquisition of investment	50.305									50.305	50.305

Amortization/allocation through
incorporation of goodwill (iv)	(40.564)									(40.564)	(40.564)
	1.102.398	70.175	2.922	329	12.699	1.916.969	93	1.645	19.777	3.127.007	2.841.554
Other investments										2.888	2.888
Total										3.129.895	2.844.442

* - The difference between the loss for the quarter and the equity results relates to the tax incentive booked under shareholders' equity in the amount of R$ 2,427.

(i)         As part of the plan for capitalization of Veracel, during the first quarter of 2007 capital increases were made in the amount of R$ 181,882 (2006 - R$ 53,327).

(ii)        During the year 2006 the Company's subsidiary Aracruz Trading S.A. distributed dividends in the amount of R$ 21,777 and Ara Pulp distributed the amount of R$ 3,404.

(iii)       The effect of the exchange exposure of overseas investments is recorded under the heading "Equity pick-up" and the method adopted for translating overseas investments is the current exchange rate.

(iv)       The goodwill paid on the acquisition of Veracel, in the total amount of R$ 50,305, was based on the market value of the assets, lands and forests and on estimated future profitability of the business.  The goodwill relating to the forests and estimated future profitability of the forestry business, in the amount of R$ 40,564, was fully amortized through March 31, 2007, according to the depletion and utilization of planted eucalyptus areas.  In the latter case, the amortization is appropriated to the cost of forest-growing and is recognized in income in the year in which the trees are felled.  In relation to the goodwill on the lands, in the amount of R$ 9,741, will remain pending amortization until such time as the respective asseets are realized.

Of the goodwill of R$ 839,305 arising on the acquisition of Riocell S.A. in 2003, R$ 276,422 was allocated principally to fixed assets, while the unallocated portion of R$ 562,883 (future profitability of the business) was transferred to deferred charges (Note 12).

(b)       Consolidated

The consolidated balance of stakes in affiliated and subsidiary companies, in the amount of R$ 19,777 (2006 - R$ 19,662), represents Aracruz's share in its affiliated company Aracruz Produtos de Madeira S.A.  The portion of the goodwill relating to the market value of the assets is allocated to property, plant and equipment in the consolidated financial statements (proportional consolidation of Veracel).

11      Property, Plant and Equipment

				2007	2006
				March	December
	Annual		Accumulated
	depreciation rate		depreciation
	- %	Cost	and depletion	Net	Net
Parent Company
Lands		811,287		811,287	764,003
Industrial and forestry equipment	4 to 25	4,366,596	(2,222,816)	2,143,780	2,194,056
Forests	(*)	1,051,738	(151,868)	899,870	863,178
Buildings and betterments	4 and 10	988,736	(534,927)	453,809	449,661
Data processing equipment	20	92,530	(76,571)	15,959	15,626
Administrative and other assets	4, 10 and 20	171,994	(89,367)	82,627	84,430
Advances to suppliers		85,119		85,119	66,387
Construction in progress		144,980		144,980	107,778
Total Parent Company		7,712,980	(3,075,549)	4,637,431	4,545,119

Subsidiary and jointly held companies
Lands		207,344		207,344	205,355
Industrial and forestry equipment	4 to 20	1,031,115	(114,074)	917,041	925,662
Forests	(*)	194,563	(53,911)	140,652	136,378
Buildings and betterments	4 and 10	306,460	(26,602)	279,858	271,709
Data processing equipment	20	4,924	(2,106)	2,818	2,840
Administrative and other assets	4, 10 and 20	23,982	(6,001)	17,981	14,892
Advances to suppliers		173		173	262
Construction in progress		16,687		16,687	26,355
Total Consolidated		9,498,228	(3,278,243)	6,219,985	6,128,572

Depreciation and depletion calculated for the 1st Quarters of 2007 and 2006 have been appropriated as follows:

				1st Qt. 2007	1st Qt. 2006

Industrial and forestry costs				104,922	100,306
Operating expenses				1,163	1,417
Parent Company				106,085	101,723

Industrial and forestry costs				23,822	22,275
Operating expenses				105	102

Consolidated				130,012	124,100

(*) Depletion of forests, based on formation and maintenance costs, and the area felled each month, appropriated to the costs of pulp production in the amount that excludes the portions that will benefit future forests.

12      Deferred Charges

	Amortization (number of years)	3/31/2007	12/31/2006
Parent Company
Pre-operating expenditures	10	25,885	25,885
Administrative and product development expenses	3 to 10	133	133
Riocell S.A. goodwill - Upstream merger	5	562,883	562,883
		588,901	588,901
Accumulated amortization		(332,564)	(303,775)

Total Parent Company

		256,337	285,126
Subsidiary and affiliated (jointly-controlled) companies:
Forestry costs	10	71,710	71,710
Production costs	10	22,755	22,755
Other deferred charges		107	107
		94,572	94,572
Accumulated amortization		(41,927)	(39,565)
		52,645	55,007

Total Consolidated

		308,982	340,133
Amortization expenses in the first quarters of 2007 and 2006 were allocated as follows:
		1st Qt. 2007	1st Qt. 2006
Production and forestry costs		645	645
Amortization of goodwill - Riocell S.A. upstream merger		28,144	28,144

Parent Company

		28,789	28,789
Production and forestry costs		2,362	2,362

Consolidated

		31,151	31,151

 Loans and Financings

		Parent Company		Consolidated
	% annual interest rate	3/31/2007	12/31/2006	3/31/2007	12/31/2006
Brazilian currency - Reais (a)
Loans indexed to Long-Term Interest Rate (TJLP)	7.0 to 10.50	560,043	555,923	1,039,976	1,053,633
Loans indexed to basket of currencies	7.78 to 9.68	81,276	84,787	277,682	297,737
Export credit note (c)	CDI			108,399	111,188
Loans indexed to other currencies	8.75	10,667	10,449	14,500	12,975
Foreign currency - U.S. Dollars (b)
Advances for exchange contracts / prepayments	5.67 to 6.87	1,811,683	1,895,139	1,811,683	1,895,139
Import financing	5.55 to 6.20	3,879	3,975	3,879	3,975
Other loans / financings	4,56 a 6,88			23,980	182,780
Total loans and financings		2,467,548	2,550,273	3,280,099	3,557,427
Portion falling due short-term (including interest payable)		(178,049)	(185,236)	(302,840)	(332,613)
Portion falling due long-term
2008		102,294		195,506
2009		75,084		203,787
2010		62,328		186,161
2011 to 2016		2,049,793		2,391,805
		2,289,499		2,977,259

(a) Loans from BNDES (Stockholder)

In December, 2006, Aracruz signed a financing agreement with its stockholder, the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico and Social - BNDES ), in the total amount of R$ 595,869, to be amortized in the period from 2014 to 2016, of which R$ 193,212 has already been released, subject to interest varying from 7.78% to 8.90% per annum.

As of March 31, 2007, the Parent Company had financings in the total amount of R$ 636,690 (2006 - R$ 636,164), from its stockholder BNDES, subject to interest varying from 7.78% to 10.5% p.a., to be amortized in the period between 2007 and 2016.

Except for the agreement signed in December of 2006, the financings granted by BNDES are guaranteed by mortgages, in varying degrees, of the industrial unit in the State of Espírito Santo and by Company lands and forests, as well as by a statutory lien on financed machinery and equipment.

As regards Veracel, as of March 31, 2007 BNDES financings amount to R$ 673,349 (2006 - R$ 704,341), not including interest, which varies from 7.0% to 9.5%, to be amortized in the period from April, 2007 to February of 2014.  These amounts refer to the 50% share held by Aracruz in Veracel.

(b)     Export prepayment operations

As of March 31, 2007, Aracruz had prepayment operations contracted with various banks in the total amount of US$ 874 million, with interest varying between 5.67% p.a. and 6.87% p.a., with semi-annual payments and maturities of principal between September, 2010, and October of 2014.

(c) Export credit note

In May 2006 the Company's subsidiary Portocel - Terminal Especializado de Barra do Riacho S.A. contacted an Export Credit Note operation in the amount of R$ 104 million (US$ 50 million), with interest equivalent to 100% of the CDI rate, semi-annual installments and payments of the principal between June 2008 and December 2013, in order to expand port facilities.  Also linked to this operation was the contracting of a DI x US$ swap transaction, with the same maturity terms and transformation of the interest rate into exchange variation + 5.985% p.a.

14 Financial Instruments (CVM Instruction No. 235/95)

(a) Risk management

Aracruz and its Subsidiaries operate internationally and are exposed to market risks from changes in foreign exchange rates and interest rates.  The exposure of the Company to liabilities denominated in U.S. Dollars does not represent risk from an economic and financial point of view, given that exchange variances arising from the future settlement in local currency of foreign currency denominated liabilities are offset by exchange variances in the opposite direction arising from operating income, as almost all sales are exported.

Further in terms of protection of export operations, derivative financial instruments are also used by Company Management to mitigate the exchange risks, the position of which as of March 31, 2007 is represented by 8,000 future dollar contracts through the Brazilian Futures Market (BM&F), with an outstanding amount of R$ 4 million to be received (as of December 31, 2006 the position was represented by 5,780 BM&F future dollar contracts.  During the first quarter of 2007 the derivative financial instruments had a positive yield of R$ 42 million (R$ 140 million in the first quarter of 2006).

With relation to interest rate exposure, certain derivative financial instruments are used to manage interest rate risk, the position of which as of March 31, 2007, is represented by 10,400 future DI contracts (BM&F), with an outstanding amount of R$ 2 million to be received.  During the first quarter of 2007, derivative financial instruments had positive results of R$ 28 million.

          (b)     Market value

The estimated market values were determined using available market information and other appropriate valuation methodologies.  Accordingly, the estimates presented herein are not necessarily indicative of amounts that the Company could realize in the market.

The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market value amounts.

The estimated market values of the Company's financial instruments as of March 31, 2007 can be summarized as follows:

	Parent Company		Consolidated
	Book	Market	Book	Market
Assets

Cash and cash equivalents	14,716	14,716	22,294	22,294
Marketable securities			153,349	153,349
Short- and long-term investments	694,440	694,440	983,456	983,456
Liabilities

Short- and long-term financings (including nterest)	2,467,548	2,467,548	3,280,099	3,280,099

The market value of the financial assets and short- and long-term financings, when applicable, has been determined using current rates available for operations on similar terms, conditions and remaining maturities.

15 Stockholders' Equity

(a) Capital and reserves

As of March 31, 2007 and December 31, 2006, the Company's authorized capital is R$ 2,450,000 and the subscribed and paid-in capital is of R$ 1,854,507, represented by 1,032,554 thousand register shares, without par value, comprising 455,391 thousand common shares, 38,020 thousand Class A preferred shares and 539,143 thousand Class B preferred shares.  The Class A stock may be converted into Class B stock at any time.  The conversion rate is 1:1 (one Class A share for one Class B share).  Shares of capital stock issued by Aracruz are held in custody at Banco Itaú S.A.

The market values of the common and Class A and Class B preferred shares, based on the last quotation prior to the closing date for the period, were R$ 13.00, R$ 13.50 and R$ 10.69 per share, respectively.

In accordance with the Company's Bylaws, preferred shares do not vest voting rights, but have priority on return of capital in the event of liquidation of the Company.  The preferred shares are entitled to a dividend that is 10% higher than that attributed to each common share, albeit without priority in terms of receiving same. Without prejudice to such right, the Class A preferred shares are assured priority in receiving a minimum annual dividend of 6% of their share of the capital stock.

To enhance understanding, the Company presents below a table showing the rights, privileges and conversion policy with respect to its shares:

	Common Shares	Class A Preferred Shares	Class B Preferred Shares
Voting Rights	Yes

•         No, except in the event of non-payment of dividends for three (3) consecutive years.  In this case, the preferred stock-holders shall retain such voting rights until such time as the past-due dividends are paid.

•        No, except in the event of non-payment of dividends for 3 (three) consecutive years.  In this case, the preferred stockholders retain such voting rights until such time as the past-due dividends are paid.

Privileges	None

•         Priority in reimbursement of capital in the event of liquidation of the Company;

•         Right to receive a dividend that is 10% higher than that paid to each common share;

•         Priority in receiving a minimum dividend of 6% p.a., calculated based on the amount of the capital represented by such shares and divided equally among them.

• Priority in reimbursement of capital in the event of liquidation of the Company; • Right to receive a dividend that is 10% higher than that paid to each common share.
Conversion Characteristics	None	May be converted into Class B preferred shares at any time, at the discretion of the stockholder, who has to cover the respective costs of this. Conversion rate: 1:1.	Cannot be converted into either Class A preferred shares or common shares.

As part of the proposal for appropriation of income for the year ended December 31, 2006, earnings are to be retained in the amount of R$ 605,917, to be recorded under the Investment Reserve.  This reserve is intended to cover Company investment plans, which will be considered by the Stockholders at their Annual General Meeting (AGM), to be held by April 30, 2007.

Based on the investment plans approved in previous years, the forthcoming AGM is to decide on the proposal of Management to increase the Company's capital stock by R$ 1,017,273 using part of the accumulated balance in Revenue Reserves, as provided by Article 199 of Law No. 6404/76.

(b)     Dividends and interest on capital invested

Stockholders are assured by the Company's Bylaws of a minimum annual dividend equivalent to 25% of the Parent Company's net income, adjusted by any increases or decreases in the reserves, as defined in applicable corporate legislation.

As permitted by Law No. 9249 of December 26, 1995, Management elected, during the first quarter of 2007, to pay interest on capital invested (stockholders' equity) to the stockholders.  This interest is calculated on the reported stockholders' equity and is limited to the daily variation in the Long-Term Interest Rate - TJLP, amounting to R$ 67,000 (R$ 318,000 in 2006).

Based on the Company's operating cash generating capacity and in addition to the interest already declared in capital invested, Management is proposing to the AGM, to be held in April 2007, distribution of dividends for the year 2006 in the amount of R$ 167,000, which works out to R$ 168.82 per batch of one thousand Class A and B preferred shares and R$ 153.47 per batch of one thousand common shares.

(c) Treasury stock

At a meeting held June 3, 2005, the Aracruz Board of Directors, in the manner provided by item XIV, Article 16, of the Company's Bylaws and Articles 1 and 8 of CVM Instruction No. 10 of February 14, 1980, authorized the Executive Officers Committee to trade shares issued by the Company itself up to the limit of 15 million Class A and Class B preferred shares.  The Company's aim is subsequent disposal and/or cancellation of these shares, without decreasing the capital stock.

As of March 31, 2007, the Company held 483 thousand common shares and 1,483 thousand Class B preferred shares as treasury stock, the market value of which as of that date was R$ 13.00 and R$ 10.69, respectively, per batch of one thousand shares.

16 Employee post-retirement benefit plan - ARUS

The Aracruz Employee Pension Fund ARUS (Fundação Aracruz de Seguridade Social) is a private pension fund which operates in the form of a multi-sponsor fund on a non-profit basis.  In September 1998, the previously existing pension plan was substituted by a defined contribution system for retirement (Arus Retirement Plan).

The Company sponsors ARUS and its total contribution during the first quarter of 2007 was approximately R$ 1,763 (2006 - R$ 1,597).

Should the sponsor withdraw from the Retirement Plan, the sponsor's commitment to the Arus Retirement Plan, made under Resolution No. CPC 06/88 (issued by the Brazilian Supplementary Retirement Benefits Council), is totally covered by the assets of the Defined Contribution Plan.

17 Insurance Coverage

In view of the nature of its activities, the Company has adopted the policy of contracting insurance coverage to meet its requirements, taking into account the classic differences in risks (manufacturing plant, forests and port).  Based on systematic risk analyses, together with modern insurance techniques, the Company purchases insurance coverage in accordance with the maximum possible loss concept, which corresponds to the maximum amount subject to destruction in a single event.

As of March 31, 2007, the Company's assets were insured against losses for a total amount of approximately US$ 600,000, corresponding to the maximum limit of indemnity per event.

18 Provision for Contingencies and Legal Obligations Being Disputed in Court

The juridical situation of Aracruz Celulose S.A. and its Subsidiaries, jointly controlled and affiliated companies includes labor, civil and tax suits.  Based on the representation of external legal counsel, Management believes that the appropriate legal procedures and steps taken in each situation are sufficient to preserve the stockholders' equity of the Company and all its Subsidiaries, jointly controlled and affiliated companies, without additional provisions for loss on contingencies besides the amount recorded as of March 31, 2007.  The breakdown of the balance of the provision for contingencies and legal obligations being disputed in court is presented as follows, on a Consolidated basis:

	March 31, 2007
	Deposit in court	Amount provided	Total, net
Provision for contingencies
Labor (a)	18,224	(30,955)	(12,731)
Tax:
ICMS credit on exempt paper		(7,700)	(7,700)
INSS payroll deductions for rental of houses for employees (b)	22,389		22,389
IRPJ/CSL - Full offset of accumulated tax losees and negative results (f)		(65,055)	(65,055)
Other tax cases	12,662	(13,064)	(402)
Subtotal	53,275	(116,774)	(63,499)
Legal obligations being disputed in court
PIS/COFINS Law No. 9718/98 (c)		(160,389)	(160,389)
CSLL - Non-incidence on export revenues (d)		(197,361)	(197,361)
Other	10,069	(17,443)	(7,374)
Subtotal	10,069	(375,193)	(365,124)
Total	63,344	(491,967)	(428,623)

	December 31, 2006
	Deposit in court	Amount provided	Total, net
Provision for contingencies
Labor	17,759	(30,150)	(12,391)
Tax:
ICMS credit on exempt paper		(7,700)	(7,700)
FGTS/INSS payroll deductions for rental of houses for employees	22,283		22,283
IRPJ/CSL - Full offset of accumulated tax losses and negative results (f)		(64,357)	(64,357)
Other tax cases	12,492	(12,667)	(175)
Subtotal	52,534	(114,874)	(62,340)
Legal obligations being disputed in court
PIS/COFINS - Law No. 9.718/98 (c)		(158,915)	(158,915)
CSLL - Non-incidence on export revenues (d)		(191,612)	(191,612)
Other	10,021	(17,291)	(7,270)
Subtotal	10,021	(367,818)	(357,797)
Total	62,555	(482,692)	(420,137)

(a) Labor claims

The most significant labor claims are in respect of alleged salary losses due to inflation indices and economic plans imposed by past governments, fines of 40% of the accrued severance pay scheme (Guarantee Fund for Length of Service - FGTS) and claims for additional compensation for alleged hazardous/unhealthy working conditions.

As of March 31, 2007, the Company maintained provisions in the total amount of approximately R$ 27,400 (Consolidated - R$ 30,900), in order to cover any unfavorable decisions in the labor area, as well as deposits in court in the amount of R$ 12,000 (Consolidated - R$ 18,200).

(b)     Brazilian Social Security Institute - INSS

In March 1997, the Company received assessment notices from the Brazilian Social Security Institute - INSS relating principally to accommodation allowances.  The inspectors took the view that the subsidized rentals constituted savings for employees and, hence, indirect salary benefits (remuneration in kind).  As a consequence, the INSS inspectors argued, this process results in underpayment of the corresponding social security contributions.  The Company filed a suit for declaratory judgment to challenge such assessments, with a view to cancellation of the notices, which amount to approximately R$ 16,000.  The Superior Court of Justice (STJ) has already decided one of the suits, with results that favor the arguments defended by the Company.

As of March 31, 2007, the Company's deposits in court in relation to this case amounted to approximately R$ 22,400.  Based on the advice of its legal counsel, as drawn up in a formal legal opinion, indicating that the likelihood of loss in this case is remote, no provision has been established for any unfavorable decisions.

(c) PIS/COFINS

The Company disagrees with the legitimacy of the claim for these taxes and filed for a court injunction against the changes in the bases for calculation of PIS and COFINS, as well as the increase in the COFINS rate, imposed by Law No. 9718/98.  A preliminary injunction was issued in favor of the Company in November of 2001.  Due to unfavorable court decisions for other taxpayers in similar lawsuits, on August 29, 2003 the Company decided to withdraw part of claims filed, and chose to adhere to the PAES program - special payment in installments, in the amount of $ 56,241 - created by Law No. 10684/2003, the current balance of which is approximately R$ 54,700, and maintained only the claims regarding exchange differences.

Notwithstanding the petition for waiver, in view of the decision rendered by the Federal Supreme Court (STF), which ruled that the change in the basis for calculation of the PIS and COFINS is unconstitutional, the Parent Company filed for a Restraining Order to ensure its right not to pay over the PAES installments relating to such modification, and the petition was granted.  The amount at stake, relating to exchange variation for the period from February 1999 to September 2003, is approximately R$ 160,400 as of March 31, 2007 (R$ 158,900 as of December 31, 2006), already adjusted to current price levels based on the SELIC interest rate, which is appropriately reflected in the provision for contingencies and legal obligations being disputed in court.

The amount relating to the PAES installments that were not paid as a result of the cited court order, for the months from July, 2006 through March of 2007 is roughly R$ 5,500, already updated according to the Long-Term Interest Rate (TJLP) rate.

(d)     Social Contribution on Net Income - Non-incidence on export revenues

In September of 2003 the Company obtained a restraining order that give it the right not to pay Social Contribution on Net Income (CSLL) generated by export sales, as well as the right to recognize the amounts of tax credits previously offset in this regard, adjusted by the SELIC rate, in the amount of R$ 197,400 as of March 31, 2007 (R$ 191,600 as of December 31, 2006), for which it maintains a provision.  The Company is awaiting a decision on the appeal filed by the Federal Government.

(e)       IRPJ - Deductibility of Social Contribution on Net Income (CSLL)

On June 29, 2005, the Company was assessed relating to deductibility of CSLL from taxable income for IRPJ purposes for fiscal years 2000 and 2001, the existing provision for which was supplemented by the amount of R$ 3.6 million, bringing the total to R$ 38 million.

In July 2005, in view of the existing case law, the Company decided to pay over the assessed amount, although it recalculated the basis for calculation thereof, arriving at the amount of R$ 24.4 million.  The Company filed an administrative challenge to the balance of the amount assessed, such that the requirement to pay the tax credit has been suspended and, in addition, it has maintained the lawsuit questioning the cited deductibility.

(f)        IRPJ/CSLL - Full offset of accumulated tax losses and negative results

On June 29, 2005, the Company was assessed regarding full offset of accumulated tax losses (NOL's) for IRPJ purposes and negative results for CSLL purposes for fiscal years 2000 and 2001, as well as relating to the full offset, in fiscal year 2000, of the tax loss generated during the period it enjoyed the export tax benefit known as the BEFIEX [Note 18(e)].  Aracruz challenged the assessment notice at the administrative level, but it was upheld.  The Company appealed this administrative decision and is awaiting judgment.

In July 2006, a court decision was rendered denying the Company the right to fully offset the IRPJ accumulated tax losses and negative CSLL results, a decision that has already been appealed.  Even so, in order to avoid a fine, the Parent Company has made payment of the amount of R$ 49.3 million.

The amount of the provision set up, relating to the period in which the Parent Company enjoyed the BEFIEX benefit as of March 31, 2007 is approximately R$ 65,100 (R$ 64,300 as of December 31, 2006).

(g)       ICMS

On October 20, 2006, the Company received assessment notices from the Espírito Santo State Treasury Secretary in the amount of R$ 75.8 million, dealing basically with failure to comply with accessory obligations and unduly taking credits for the State Value-Added Tax on Circulation of Goods and Services (ICMS) on assets for use in operations, supplies and fixed assets.  The Company elected to make payment of part of the amount assessed and challenged the total amount of R$ 75.5 million.  Based on the opinion of its external legal counsel, which ranked the probability of loss in court as being somewhere between remote and possible, no provision has been set up to cover any unfavorable decisions in this case.

(h)     Other tax cases

Based on the opinion of its legal counsel, the Company further maintains a provision for other tax contingencies where the likelihood of loss is ranked as probable in the total amount of R$ 28,300 (R$ 38,100 Consolidated relating to tax and civil cases involving the Subsidiaries and jointly controlled company).  For these other contingencies, the Company has on deposit in court the amount of approximately R$ 22,500 (Consolidated R$ 22,700).

19 Tax Incentives - ADENE

Since Aracruz is located within the geographic area of ADENE (Agency for the Development of the Northeast) and inasmuch as Decree No. 4213 of April 16, 2002 recognized pulp and paper sector as a priority in the development of the region, the Company claimed and was granted the right by the Federal Revenue Service (SRF) in December of 2002 to benefit from reductions in corporate income tax and non-refundable surcharges on adjusted operating profits for plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012).  This right was granted after ADENE approved the respective reports.

On January 9, 2004, the Company received Official Letter No. 1406/03 from the Extrajudicial Administrator of the former Northeast Development Agency (SUDENE), informing that "pursuant to re-examination by the Juridical Consultancy of the Ministry for Integration as regards the coverage of the cited incentive granted," it considered that it was inappropriate for Aracruz to enjoy the benefit previously granted and accrued, which caused revocation thereof.

During fiscal years 2004 and 2005, notifications with the objective of annulling the related tax benefits were issued by ADENE and repeatedly challenged and/or contested by the Company, although so far no definitive court decision has been issued in relation to the merits of the case.

Nevertheless, in December 2005 an Assessment Notice was drawn up against the Company by the SRF, in which the latter government agency required payment back to public coffers of the amounts of the tax incentives used so far, plus interest, albeit without imposition of any fines, for a total amount of R$ 211 million.  The Company filed a challenge against this assessment and is presently awaiting a decision.

Company Management, in conjunction with its legal counsel, believes that the decision to cancel the ADENE tax benefits in December 2005 is incorrect, both with respect to the benefits used and in relation to the remaining period.  As regards the benefits used through 2004 (R$ 142,858 as of December 31, 2004, recorded under Capital Reserve), Management believes, based on the opinion of its legal counsel, that the requirement to pay the tax has no substantive basis, given that the Company used the benefits strictly within legal parameters and in conformity with acts carried out by the SRF and Reports issued by the ADENE.  With respect to the rest of the benefit periods, which extend through 2012 (mill C) and 2013 (mills A and B), respectively, Management and its legal counsel believe it is illegal to revoke benefits that were granted on condition of compliance with pre-established conditions (implementation, expansion or modernization of an industrial undertaking), and that such acquired rights to enjoy same are ensured until the end of the periods set forth in the Law and in the administrative acts granting the benefits.

Notwithstanding its firm conviction as to the solid grounds for its rights, in light of the series of events that occurred in the years 2004 and 2005, indicating intent on the part of ADENE and SRF to cancel the tax benefits, the Company decided to adopt a conservative approach and interrupt the recording of the tax benefits as from 2005, until such time as a definitive court decision is reached.

The probability of loss, both in relation to the tax benefits already taken through 2004 as well as regarding those that have not yet been used as from 2005, is ranked as possible by Management and its legal counsel.

20 Reconciliation of Stockholders' Equity and Income for the Quarter - Company and Consolidated

	2007	2006
	March	December
Stockholders' Equity
Stockholders' Equity - Parent Company	5,090,138	4,879,511
Unrealized earnings	(132,469)	(122,830)
Unrealized shipping expenses	27,094	26,148
Income tax and social contribution on unrealized earnings	35,131	32,872
Provision for devaluation of inven tories	2,050
Stockholders' Equity - Consolidated	5,021,944	4,815,701
Income for the First Quarter of 2007 and 2006
	2007	2006

March

March

Income for the Quarter - Parent Company	277,627	341,020
Realized (unrealized) earnings	(9,639)	8,164
Unrealized shipping expenses	946	3,896
Income tax and social contribution on realized (unrealized) earnings	2,259	(4,100)
Provision for devaluation of inventories	2,050
Net Income for the Quarter - Consolidated	273,243	348,980

21 Commitments

(a) Supply of chemical products

Linked to the sale of the electro-chemical plant to Canexus Química Brasil Ltda. (Canexus) in 1999, the Company and Canexus signed a long-term contract for the supply of chemical products by Canexus, which was revised in 2002 to include additional volumes.  Under the clause of this contract guaranteeing the purchase of minimum volumes, the Company is committed to buying a conservatively projected volume of chemical products.  Volumes purchased by the Company in addition to the agreed-upon minimum for a given year may be compensated with lower volumes acquired in subsequent years.  For purchases in volumes below those agreed upon, the Company has to pay the utility margin provided by the contract.  The Company has these volume commitments until 2008, under the amendment to the contract signed in 2002.

(b) Wood supply

The Company signed a contract with Suzano Papel e Celulose S.A. with a view to a loan of 1,700 thousand m³ of eucalyptus wood, which were received through September of 2005.  The remaining balance as of December 31, 2006 is 1,500 m³ of eucalyptus wood and, based on its present forest formation costs, the Company has booked the amount of R$ 15,898 under liabilities.  The contract calls for return of an equivalent volume on similar operating conditions between 2007 and 2008.

(c) Indian Communities - Terms of Settlement

In the first half of 1998, the Company and the Associations of Indian Communities entered into Terms of Settlement ("TAC's") whereby both parties recognized the legitimacy of Administrative Rulings Nos. 193, 194 and 195, all dated March 6, 1998, issued by the Federal Ministry of Justice, which determined the enlargement of the Indian reservation by 2,571 hectares of land belonging to the Company.  Aracruz committed itself to a financial aid program to be implemented through social, agricultural, educational, shelter and health projects, up to an amount of approximately R$ 13,500 (historical amount), monetarily restated each month by one of the official inflation indices (General Market Price Index - IGP-M or Consumer Price Index - IPC) or such other index as may replace them in the future, whichever is greater.  The amount of this financial assistance was to be disbursed over a 20-year period, conditioned to the accomplishment of certain clauses and terms.

Despite the TAC's in force, during the year 2005 members of the Associations of Indian Communities invaded some forestry areas and the Company's industrial premises.  Although Aracruz had obtained provisional measures for reinstatement of its ownership of the invaded areas, at end of the year the Indians still occupied approximately 11,000 hectares of land to which the Company is legally entitled.  Since the invasion represented breach of the TAC's by the Indian communities, the Company -- after having notified the communities themselves, the National Indian Foundation - FUNAI and the Federal Public Prosecutor -- suspended all commitments to the Indian communities under the TAC's as of May 2005.

As of March 31, 2007, in relation to the time the TAC's were being complied with, the Company had donated the amount of R$ 9,597 to the Associations of Indian Communities.

On February 17, 2006, FUNAI published Decisions Nos. 11 and 12 in the Official Federal Gazette (D.O.U.), approving the conclusion of a working group set up by FUNAI Administrative Ruling No. 1299/05, which recommended expansion of the current Indian reserves by about 11,000 hectares, comprised almost entirely of lands owned by Aracruz.  The working group identified such lands as being traditionally occupied by the Indian communities.  As it is confident of the legitimacy of its rights, the Company filed a challenge to such Decisions on June 19, 2006. At the beginning of 2007, the Federal Minister of Justice, which has the authority to resolve the issue, returned the administrative proceedings to FUNAI, determining that more in-depth studies should be conducted "with a view to preparing an appropriate proposal, that satisfies the interests of both parties to the dispute".

(d)     Guarantees

As of March 31, 2007, collateral signatures and other such guarantees granted to the Company's other subsidiaries and the jointly controlled company, relating to third party loans and legal challenges filed by these companies, are represented as follows:

Veracel Celulose S.A.
701,021
Portocel - Terminal Especializado de Barra do Riacho S.A.	104,460
805,481

22 Sales by Geographic Area

     The Company's exports, classified by geographic area, can be broken down as follows:

	Quarter ended March 31
	Parent Company		Consolidated
	2007	2006	2007	2006
North America	200,526	224,584	322,642	329,147
Europe	211,771	149,607	425,747	422,404
Asia	123,776	155,378	202,383	224,820
Other continents	1,313	8,672	1,313	8,672
Total	537,386	538,241	952,085	985,043

Geographical areas are determined based on the location of the Company's customers.

23 Financial Results

Quarter ended March 31

	Parent Company		Consolidated
	2007	2006	2007	2006
Financial revenues
Revenues from marketable securities	21,827	35,424	29,494	47,281
Asset monetary/exchange variations	(4,471)	(9,527)	(24,855)	(43,450)
Results from derivative operations	69,957	139,988	69,957	139,988
Other financial revenues	4,321	5,526	4,719	5,924
Subtotal	91,634	171,411	79,315	149,743
Financial expenses
Expenses on financial operations	53,148	54,372	60,347	92,398
Interest on capital invested	67,000	89,000	67,000	89,000
Liability monetary/exchange variations	(115,618)	(197,896)	(93,510)	(216,546)
Other financial expenses	11,055	18,866	13,015	25,191
Subtotal	15,585	(35,658)	46,852	(9,957)
Total, net	(76,049)	(207,069)	(32,463)	(159,700)

SUPPLEMENTARY INFORMATION

1    Statement of cash flows

	Parent Company		Consolidated
	1st Quarter		1st Quarter
	2007	2006	2007	2006
Operating activities
Net income for the period	277,627	341,020	273,243	348,980
Adjustments to net income to cash generated by operating activities
Depreciation, amortization and depletion	134,876	130,512	161,165	155,251
Equity pick-up	(103,571)	(72,464)	(115)	394
Deferred Income Tax and Social Contribution	18,808	41,295	18,611	46,072
Monetary and exchange variations	(110,497)	(184,716)	(67,418)	(165,990)
Provision for contingencies, net	12,244	29,495	17,922	29,748
Provision for losses on tax credits	13,947	10,782	13,796	11,047
Residual value of permanent assets disposed of	97	479	527	425
Decrease (increase) in assets
Securities	(35,339)	(10,336)	(30,885)	(12,532)
Accounts receivable	(93,244)	(119,209)	55,131	5,566
Inventories	(20,284)	(250)	(46,832)	(15,044)
Tax credits	25,868	(27,700)	27,398	(30,708)
Other items	3,840	(635)	(6,205)	(1,260)
Increase (decrease) in liabilities
Suppliers	(7,970)	(6,175)	(17,252)	(17,680)
Advances from subsidiaries (including interest)	319,362	(633,493)
Interest on loans and financingss	(6,526)	6,781	(15,678)	(597)
Income tax and social contribution on net income	(12,838)	12,922	(15,149)	35,897
Provisions for contingencies	(3,866)	(5,016)	(3,826)	(5,015)
Other items	(9,184)	3,783	(10,153)	9,544
Cash provided by (used in) operating activities	403,350	(482,925)	354,280	394,098

	Parent Company		Consolidated
	1st Quarter		1st Quarter
	2007	2006	2007	2006
Investing activities
Short- and long-term investments	61,976	191,519	188,904	232,583
Permanent assets:
Investments	(181,882)
Property, plant and equipment	(198,907)	(111,440)	(223,040)	(124,936)
Dividends received		20,745
Amounts received for sale of permanentt Assets	411	483	1,065	643
Cash provided by (used in) investing activities	(318,402)	101,307	(33,071)	108,290
Financing activities
Loans and financings
Additions	377,532	919,298	378,782	944,424
Payments	(374,526)	(385,619)	(549,644)	(1,285,705)
Dividends / interest on capital investedo	(74,923)	(151,842)	(74,923)	(151,842)
Cash provided by (used in) financing Activities	(71,917)	381,837	(245,785)	(493,123)
Effects of exchange variation on cash and cash equivalents	(51)		(3,690)	(7,978)
Net increase in cash and marketable securities	12,980	219	71,734	1,287
Cash and marketable securities at beginning of Quarter	1,736	406	103,909	80,183
Cash and marketable securities at end of Quarter	14,716	625	175,643	81,470

2   Statement of value added

	Parent Company
	1st Quarter		1st Quarter
	2007	%	2006	%
Revenues	590,832		574,136
Raw materials from third parties	(302,015)		(316,903)
Gross value added	288,817		257,233
Retentions
Depreciation, amortization and depletion	(134,876)		(130,512)
Net value added generated	153,941		126,721
Received in transfers
Financial revenues - including monetary and exchange variations	91,634		171,411
Equity income	103,571		72,464
	195,205		243,875
Value added for distribution	349,146	100	370,596	100
Distribution of value added
Government and community
Taxes and contributions (federal, state and municipal)	73,632	21	106,398	29
Support, sponsorships and donations	423		481
	74,055	21	106,879	29

Employees	52,160	15	50,067	13
Remuneration of capital provided by third parties / financiers
Financial revenues	(54,696)	(15)	(127,370)	(34)
Remuneration of capital invested (dividends and interest on capital invested)	67,000	19	89,000	24
Retained earnings	210,627	60	252,020	68
Total distributed and retained	349,146	100	370,596	100

	Consolidated
	1st Quarter		1st Quarter
	2007	%	2006	%
Revenues	891,935		905,652
Raw materials from third parties	(403,542)		(443,514)
Gross value added	488,393		462,138
Retentions
Depreciation, amortization and depletion	(161,165)		(155,251)
Net value added generated	327,228		306,887
Received in transfers
Financial revenues - including monetary and exchange variations	79,315		149,743
Equity income	115		(394)
	79,430		149,349
Value added for distribution	406,658	100	456,236	100
Distribution of value added
Government and community
Taxes and contributions (federal, state and municipal)	89,939	22	144,656	32
Support, sponsorships and donations	2,598	1	2,165
	92,537	23	146,821	32
Employees	65,519	16	62,666	14
Remuneration of capital invested by third parties/financers
Financial revenues	(24,641)	(6)	(102,231)	(22)
Remuneration of capital invested (dividends and interest on capital invested)	67,000	16	89,000	20
Retained earnings	206,243	51	259,980	56
Total distributed and retained	406,658	100	456,236	100

EXPRESSED IN THOUSANDS OF REAIS

(Except where indicated otherwise)

Aracruz Celulose S.A. posted consolidated net income of R$ 273,243 for the first quarter of 2007, compared with consolidated net income of R$ 348,980 in the same quarter last year.  The variation in the results over the first quarter of 2006 basically reflects the lower exchange variation of assets and liabilities denominated in U.S. Dollars.

1.       OPERATING ACTIVITIES

Commercial Performance

Pulpwood sales for the first quarter totaled 608 thousand tons (consolidated - 674 thousand tons), representing a drop of 9% compared to the same quarter last year, with 98% of this amount being shipped to foreign markets.  The average net price in the quarter was US$ 430/t (consolidated - US$ 562/t), which represents a rise of 12% at the parent company level (consolidated rise of 11%) compared with the price of US$ 385/t (consolidated - US$ 508/t) in the same quarter of 2006.

Operating Performance

The Company's pulpwood output was 653 thousand tons in the first quarter, the same as produced in the first quarter of 2006.  The unit cost of production in the quarter, expressed in R$, was 3% higher than for the same period last year, chiefly brought on by the rise in the cost of wood.

Parent Company

ANALYSIS OF COSTS
R$ / TON	1 st Qt. 2007	1st Qt. 2006
Cost of Sales (*)	647	642
Selling Expenses	27	27
Administrative Expenses	33	30
Other Operating Expenses (Revenues) (**)	71	53
Total	778	752
Cost of Production (R$/Ton)	587	569

Tons Sold

	608,101	642,128
Tons Produced	652,824	651,714

(*)  Includes average cost of inventories, plus cost of freight and insurance - R$ 66/ton (2006 - R$ 73/ton).

(**) Does not include Monetary / Exchange Variations and Financial Revenues / Expenses / Equity Pick-up.

2.          EVOLUTION OF FINANCIAL LIABILITIES

Parent Company
In thousands of Reais
Gross Debt	3/31/2007	12/31/2006
Local currency	570,710	566,372
Foreign currency	1,896,838	1,983,901
Cash and cash equivalents (*)	709,156	722,813
Net Debt	1,758,392	1,827,460

Consolidated
In thousands of Reais
Gross Debt	3/31/2007	12/31/2006
Local currency	1,162,874	1,177,796
Foreign currency	2,117,225	2,379,631
Cash and cash equivalents (*)	1,159,099	1,245,384
Net Debt	2,121,000	2,312,043

(*)  Includes short- and long-term investments in marketable securities.

3.          OPERATIONAL INVESTMENTS

Investment outlays made in the first quarter of 2007 totaled R$ 198.9 million (consolidated - R$ 223.0 million), well above the R$ 114.4 million (consolidated - R$ 124.9 million) made in the same period last year.  They were mainly allocated to the following areas: industrial (R$ 77.9 million), lands and forests (R$ 48.5 million), Veracel project (R$ 16.2 million), tree farming (R$ 65.5 million), forestry (R$ 9.3 million) and other investments (R$ 5.6 million), in consolidated figures.

*  *  *  *  *

06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$

1 - CODE	2 - DESCRIPTION	3 - DATE - 03/31/2007	4 - DATE - 12/31/2006
1	TOTAL ASSETS	9,489,038	9,577,120
1.1	CURRENT ASSETS	2,523,805	2,689,761
1.1.1	CASH AND CASH EQUIVALENTS	22,294	30,717
1.1.2	CREDITS	804,575	932,051
1.1.2.1	CUSTOMERS	539,268	620,920
1.1.2.1.1	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PULP	509,014	590,784
1.1.2.1.2	ACCOUNTS RECEIVABLE FROM CUSTOMERS - PAPER	24,439	24,318
1.1.2.1.3	ACCOUNTS RECEIVABLE FROM CUSTOMERS - SAWED WOOD	476	746
1.1.2.1.4	ACCOUNTS RECEIVABLE FROM CUSTOMERS - OTHERS	5,339	5,072
1.1.2.2	OTHERS CREDITS	265,307	311,131
1.1.2.2.1	EMPLOYEES	5,317	6,805
1.1.2.2.2	SUPPLIERS	4,014	3,871
1.1.2.2.3	TAXES	245,440	287,698
1.1.2.2.7	OTHERS	10,536	12,757
1.1.3	INVENTORIES	544,925	498,093
1.1.3.1	SUPPLIES	132,905	130,342
1.1.3.2	RAW MATERIALS	68,914	75,374
1.1.3.3	FINISHED GOODS	341,620	291,214
1.1.3.4	PRODUCTSD IN PROCESS	0	0
1.1.3.5	OTHERS	1,486	1,163
1.1.4	OTHERS	1,152,011	1,228,900
1.1.4.1	DEBT SECURITIES	977,672	1,135,768
1.1.4.2.	FINANCIAL APPLICATION	153,349	73,192
1.1.4.3	PREPAID EXPENSES	20,980	19,930
1.1.4.4	FIXED ASSETS AVAILABLE FOR SALE	0	0
1.1.4.5	RETENTIONS ON FINANCING CONTRACTS	0	0
1.1.4.6	OTHERS	10	10

06.01 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$

1 - CODE	2 - DESCRIPTION	3 - DATE - 03/31/2007	4 - DATE - 12/31/2006
1.2	NOT CURRENT ASSETS	6,965,233	6,887,359
1.2.1	LONG-TERM ASSETS	413,582	396,084
1.2.1.1	CREDITS	371,223	359,471
1.2.1.1.1	SUPPLIERS	237,668	227,374
1.2.1.1.2	TAXES	103,276	99,948
1.2.1.1.3	CUSTOMER	30,279	32,149
1.2.1.2	ACCOUNTS RECEIVABLE - RELATED PARTIES	0	0
1.2.1.2.1	FROM AFFILIATES	0	0
1.2.1.2.2	FROM SUBSIDIARIES	0	0
1.2.1.2.3	OTHERS	0	0
1.2.1.3	OTHERS	42,359	36,613
1.2.1.3.1	DEBT SECURITIES	5,784	5,707
1.2.1.3.2	ESCROW DEPOSITS	35,969	30,281
1.2.1.3.3	RETENTIONS ON FINANCING CONTRACTS	0	0
1.2.1.3.4	OTHERS	606	625
1.2.2	FIXED ASSETS	6,551,651	6,491,275
1.2.2.1	INVESTMENTS	22,684	22,570
1.2.2.1.1	IN AFFILIATES	0	0
1.2.2.1.2	IN AFFILIATES - GOODWILL	0	0
1.2.2.1.3	IN SUBSIDIARIES	19,777	19,662
1.2.2.1.4	IN SUBSIDIARIES - GOODWILL	0	0
1.2.2.1.5	OTHER COMPANIES	2,907	2,908
1.2.2.2	PROPERTY, PLANT AND EQUIPMENT	6,219,985	6,128,572
1.2.2.2.1	LAND	1,018,631	969,358
1.2.2.2.2	BUILDINGS	733,667	721,370
1.2.2.2.3	MACHINERY AND EQUIPMENT	3,060,821	3,119,718
1.2.2.2.4	FORESTS	1,040,522	999,556
1.2.2.2.5	PROGRESS TO SUPPLIERS	85,292	66,649
1.2.2.2.6	CONSTRUCTION IN PROGRESS	161,667	134,133
1.2.2.2.7	OTHERS	119,385	117,788
1.2.2.3	INTANGIBLE	0	0
1.2.2.4	DEFERRED CHARGES	308,982	340,133
1.2.2.4.1	INDUSTRIAL	21,622	22,836
1.2.2.4.2	FORESTS	34,062	35,855
1.2.2.4.3	ADMINISTRATIVE	0	0
1.2.2.4.4	GOODWILL ARISING ON ACQUISITION OF ENTITIES	253,298	281,442
1.2.2.4.5	OTHERS	0	0

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$

1 - CODE	2 - DESCRIPTION	3 - DATE - 03/31/2007	4 - DATE - 12/31/2006
2	TOTAL LIABILITIES	9,489,038	9,577,120
2.1	CURRENT LIABILITIES	847,549	931,528
2.1.1	LOANS AND FINANCING	302,840	332,613
2.1.2	DEBENTURES	0	0
2.1.3	SUPPLIERS	165,627	184,319
2.1.4	TAXES	83,079	91,329
2.1.5	DIVIDENDS PAYABLE	70,210	78,133
2.1.6	PROVISIONS	27,809	53,418
2.1.6.1	VACATION AND 13th SALARY	24,600	24,388
2.1.6.2	PROFIT SHARING	3,209	29,030
2.1.7	LOANS FROM RELATED PARTIES	20,872	20,772
2.1.8	OTHERS	177,112	170,944
2.1.8.1	PROPOSED DIVIDENDS	167,000	167,000
2.1.8.2	OTHERS	10,112	3,944
2.2	NOT CURRENT LIABILITIES	3,616,738	3,827,991
2.2.1	LONG-TERM LIABILITIES	3,616,738	3,827,991
2.2.1.1	LOANS AND FINANCING	2,977,259	3,224,814
2.2.1.2	DEBENTURES	0	0
2.2.1.3	PROVISIONS	566,211	531,168
2.2.1.3.1	LABOR CONTINGENCIES	18,230	12,378
2.2.1.3.2	TAX CONTINGENCIES	446,361	438,040
2.2.1.3.3	GOODWILL ARISING ON ACQUISITION OF ENTITIES	101,620	80,750
2.2.1.4	LOANS FROM RELATED PARTIES	0	0
2.2.1.5	OTHERS	73,268	72,009
2.2.1.5.1	SUPPLIERS	7,419	7,419
2.2.1.5.2	OTHERS	65,849	64,590
2.2.2	DEFERRED INCOME	0	0
2.3	MINORITY INTEREST	2,807	1,900

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES - THOUSAND OF R$

1 - CODE	2 - DESCRIPTION	3 - DATE - 03/31/2007	4 - DATE - 12/31/2006
2.4	STOCKHOLDER'S EQUITY	5,021,944	4,815,701
2.4.1	PAID-IN CAPITAL	1,854,507	1,854,507
2.4.1.1	COMMON STOCK	783,599	783,599
2.4.1.2	PREFERRED STOCK	1,070,908	1,070,908
2.4.2	CAPITAL RESERVES	162,210	162,210
2.4.3	REVALUATION RESERVE	0	0
2.4.3.1	OWN ASSETS	0	0
2.4.3.2	SUBSIDIARIES / AFFILIATES	0	0
2.4.4	REVENUE RESERVES	2,862,794	2,862,794
2.4.4.1	LEGAL	338,454	338,454
2.4.4.2	STATUTORY	0	0
2.4.4.3	FOR CONTINGENCIES	0	0
2.4.4.4	UNREALIZED INCOME	0	0
2.4.4.5	FOR INVESTMENTS	2,533,326	2,533,326
2.4.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0
2.4.4.7	OTHER UNREALIZED INCOME	(8,986)	(8,986)
2.4.4.7.1	TREASURY STOCK	(8,986)	(8,986)
2.4.5	RETAINED EARNINGS	142,433	(63,810)

07.01 – CONSOLIDATED STATEMENT OF OPERATIONS – THOUSAND OF R$

1 - CODE	2 - DESCRIPTION	3 - FROM : 01/01/2007 TO : 03/31/2007	4 FROM : 01/01/2007 TO : 03/31/2007	5 - FROM : 01/01/2006 TO : 03/31/2006	6 - FROM : 01/01/2006 TO : 03/31/2006
3.1	GROSS SALES AND SERVICES REVENUE	1,016,497	1,016,497	1,022,245	1,022,245
3.2	SALES TAXES AND OTHER DEDUCTIONS	(127,395)	(127,395)	(123,319)	(123,319)
3.3	NET SALES REVENUE	889,102	889,102	898,926	898,926
3.4	COST OF GOODS SOLD	(536,994)	(536,994)	(565,062)	(565,062)
3.5	GROSS PROFIT	352,108	352,108	333,864	333,864
3.6	OPERATING (EXPENSES) INCOME	(76,550)	(76,550)	53,857	53,857
3.6.1	SELLING	(39,726)	(39,726)	(45,156)	(45,156)
3.6.2	GENERAL AND ADMINISTRATIVE	(25,064)	(25,064)	(23,529)	(23,529)
3.6.3	FINANCIAL	32,463	32,463	159,700	159,700
3.6.3.1	FINANCIAL INCOME	79,315	79,315	149,743	149,743
3.6.3.2	FINANCIAL EXPENSES	(46,852)	(46,852)	9,957	9,957
3.6.4	OTHER OPERATING INCOME	13,123	13,123	11,958	11,958
3.6.5	OTHER OPERATING EXPENSES	(57,461)	(57,461)	(48,722)	(48,722)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	115	115	(394)	(394)
3.7	OPERATING INCOME	275,558	275,558	387,721	387,721
3.8	NON-OPERATING (EXPENSES) INCOME	(526)	(526)	(420)	(420)
3.8.1	INCOME	1,065	1,065	3,214	3,214
3.8.2	EXPENSES	(1,591)	(1,591)	(3,634)	(3,634)
3.9	INCOME BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	275,032	275,032	387,301	387,301
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(49,270)	(49,270)	(81,313)	(81,313)
3.11	DEFERRED INCOME TAXES	(18,611)	(18,611)	(46,072)	(46,072)
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0	0
3.12.1	PARTICIPATIONS	0	0	0	0
3.12.2	REMUNERATION	0	0	0	0
3.13	REVERSION OF INTERESTS ON STOCKHOLDERS' CAPITAL	67,000	67,000	89,000	89,000
3.14	MINORITY INTEREST	(908)	(908)	64	64
3.15	NET INCOME FOR THE PERIOD	273,243	273,243	348,980	348,980
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1,030,588	1,030,588	1,030,588	1,030,588
	EARNINGS PER SHARE	0,26513	0,26513	0,33862	0,33862
	LOSS PER SHARE	-	-	-	-

08.01 – PERFORMANCE COMMENTS OF CONSOLIDATED IN THE QUARTER

The consolidated Performance comments for this quarter were disclosed together with Aracruz Celulose S.A.'s (Controlling Company) performance comments, group 05.

15.01 – INVESTMENTS PROJECTS

(Convenience Translation into English from the original previously issued in Portuguese)

The comments related to investments were disclosed in note 3 group 05.

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS TO BE RELEVANT

(Convenience Translation into English from the original previously issued in Portuguese)

Stock position of stockholders with more than 5% of voting stocks

In order to be in compliance with the best practices of Corporate Governance (Level 1), we disclose below, the stock positions as of March 30, 2007:

Parent Company:

Aracruz Celulose S.A.                                                         CNPJ: 42.157.511/0001-61

Stockholders	Stocks
	Common		Preferred A		Preferred B		Total
	Quantity Thousand	%	Quantity Thousand	%	Quantity Thousand	%	Quantity Thousand	%
Newark Financial Inc.	127,506	28.00	-	-	-		127,506	12.35
Arainvest Participações S.A.	127,506	28.00	27,737	73.06	-		155,243	15.03
Arapar S.A.	127,506	28.00	-	-	-		127,506	12.35
BNDES Participações S.A.	56,881	12.49	10,000	26.34	24,393	4.52	91,274	8.84
(1) Treasure Hold Investments Corp	-	-	-	-	57,876	10.73	57,876	5.61
(1) U.S. Trust Company N.A. (2)	-	-	-	-	50,691	9.40	50,691	4.91
(1) Wellington Mgmt Company (2)	-	-	-	-	41,965	7.78	41,965	4.06
(1) Northern Cross Investments Ltd. (2)	-	-	-	-	37,400	6.94	37,400	3.62
Caixa Previd. Func. Banco do Brasil	-	-	-	-	31,694	5.88	31,694	3.07
(1) Capital Research & Mgmt Company (2)	-	-	-	-	30,580	5.67	30,580	2.96
Treasury stock	483	0.10	-	-	1,483	0.28	1,966	0.19
Others	15,509	3.41	226	0.60	263,118	48.80	278,853	27.01
Total	455,391	100.00	37,963	100.00	539,200	100.00	1,032,554	100.00

(1) Foreign company

(2) Administrator of investments funds several

     Numbers supplied by I.R. Channel JP Morgan in 02/10/06

Share Capital of majority stockholders (from controlling companies to individual stockholders)

Parent Company:

Newark Financial Inc.

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Votorantim Celulose e Papel S.A.	50,000	100.00	-	-	50,000	100.00
Total	50,000	100.00	-	-	50,000	100.00

Parent Company:

Votorantim Celulose e Papel S.A                                       CNPJ: 60.643.228/0001-21

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Nova HPI Participações Ltda.	11,679,604	11.05	-	-	11,679,604	5.72
Votorantim Investºs Industriais S.A.	94,022,846	88.95	677	-	94,023,523	46.06
BNDES Participações S.A	-	-	7,555,369	7.67	7,555,369	3.70
Council of Administration , Chief Officers and Fiscal council	-	-	3,038	-	3,038	-
Others	1	-	90,855,071	92.30	90,855,072	44.51
Treasury stocks	1	-	28,900	0.03	28,901	0.01
Total	105,702,452	100.00	98,443,055	100.00	204,145,507	100.00

Parent Company:

Votorantim Investimentos Industriais S.A                        CNPJ: 03.407.049/0001-51

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Votorantim Participações S.A.	11,165,582,998	100.00	-	-	11,165,582,998	100.00
José Roberto Ermírio de Moraes	1	-	-	-	1	-
Fábio Ermírio de Moraes	1	-	-	-	1	-
Total	11,165,583,000	100.00	-	-	11,165,583,000	100.00

Parent Company:

Nova HPI Participações Ltda.                                            CNPJ: 65.785.669/0001-81

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Votorantim Participações S.A.	7,212,408	100.00	-	-	7,212,408	100.00
Hejoassu Administração Ltda.	1	0.00	-	-	1	0.00
Total	7,212,409	100.00	-	-	7,212,409	100.00

Parent Company:

Votorantim Participações S.A.                                           CNPJ: 61.082.582/0001-97

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Hejoassu Administração Ltda.	5,304,772,481	98.60	-	-	5,304,772,481	98.60
Neyde Ugolini de Moraes	19,026,623	0.35	-	-	19,026,623	0.35
Antônio Ermírio de Moraes	19,026,623	0.35	-	-	19,026,623	0.35
Ermírio Pereira de Moraes	19,026,623	0.35	-	-	19,026,623	0.35
Maria Helena Moraes Scripilliti	19,026,623	0.35	-	-	19,026,623	0.35
Total	5,380,878,973	100.00	-	-	5,380,878,973	100.00

Parent Company:

Hejoassu Administração Ltda.                                         CNPJ: 61.194.148/0001-07

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
JEMF Participações S.A.	400,000	25.00	-	-	400,000	25.00
AEM Participações S.A.	400,000	25.00	-	-	400,000	25.00
ERMAN Participações S.A.	400,000	25.00	-	-	400,000	25.00
MRC Participações S.A.	400,000	25.00	-	-	400,000	25.00
Total	1,600,000	100.00	-	-	1,600,000	100.00

Parent Company:

AEM Participações S.A.                                                     CNPJ: 05.062.403/0001-89

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Antônio Ermírio de Moraes	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.33	300	0.00
MRC Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:

ERMAN Participações S.A.                                             CNPJ: 05.062.376/0001-44

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Ermírio Pereira de Moraes	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
AEM Participações S.A.	-	-	300	33.33	300	0.00
MRC Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:

MRC Participações S.A.                                                  CNPJ: 05.062.355/0001-29

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Maria Helena Moraes Scripilliti	684,729,100	100.00	-	-	684,729,100	100.00
JEMF Participações S.A.	-	-	300	33.33	300	0.00
AEM Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.34	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:

JEMF Participações S.A.                                                   CNPJ: 05.062.394/0001-26

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
José Ermírio de Moraes Neto	228,243,033	33.33	-	-	228,243,033	33.33
José Roberto Ermírio de Moraes	228,243,033	33.33	-	-	228,243,033	33.33
Neide Helena de Moraes	228,243,034	33.34	-	-	228,243,034	33.34
AEM Participações S.A.	-	-	300	33.33	300	0.00
ERMAN Participações S.A.	-	-	300	33.34	300	0.00
MRC Participações S.A.	-	-	300	33.33	300	0.00
Total	684,729,100	100.00	900	100.00	684,730,000	100.00

Parent Company:

BNDES Participações S.A. - BNDESPAR                        CNPJ: 00.383.281/0001-09

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	1	100.00	-	-	1	100.00
Total	1	100.00	-	-	1	100.00

Parent Company:

Banco Nacional de Desenvolvimento Econômico e Social - BNDES            CNPJ: 00.383.281/0001-09

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
União Federal	6,273,711,452	100.00	-	-	6,273,711,452	100.00
Total	6,273,711,452	100.00	-	-	6,273,711,452	100.00

Parent Company:

ARAINVEST Participações S.A.                                       CNPJ: 06.139.408/0001-25

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Thousand	%	Quantity Thousand	%	Quantity Thousand	%
Joseph Yacoub Safra	85,990	49.99	21,489	49.98	107,479	49.99
Moise Yacoub Safra	85,990	49.99	21,489	49.98	107,479	49.99
Others	4	0.02	18	0.04	22	0.02
Total	171,984	100.00	42,996	100.00	214,980	100.00

Parent Company:

ARAPAR S.A.                                                                     CNPJ: 29.282.803/0001-68

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Nobrasa Empreendimentos S.A.	388,095,112	41.56	-	-	388,095,112	20.78
Lorentzen Empreendimentos S.A.	302,790,180	32.42	87,595	0,01	302,877,775	16.22
São Teófilo Rep. Participações S.A.	226,072,316	24.21	689,998,722	73.88	916,071,038	49.04
Outros	16,944,980	1.81	243,816,271	26.11	260,761,251	13.96
Total	933,902,588	100.00	933,902,588	100.00	1,867,805,176	100.00

Parent Company:

Lorentzen Empreendimentos S.A.                                      CNPJ: 33.107.533/0001-26

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Nobrasa Empreendimentos S.A	46,876,916	79.29	-	-	46,876,916	63.02
Nebra Participações Ltda	10,913,643	18.46	8,692,807	56.93	19,606,450	26.36
Tiba Participações Ltda	1,327,485	2.25	6,572,501	43.05	7,899,986	10.62
Others	93	-	3,146	0.02	3,239	-
Total	59,118,137	100.00	15,268,454	100.00	74,386,591	100.00

(1) Foreign company

Parent Company:

Nobrasa Empreendimentos S.A.                                        CNPJ: 30.927.925/0001-43

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Erling Sven Lorentzen	78,978,748	97.46	-	-	78,978,748	97.46
Others	2,055,210	2.54	-	-	2,055,210	2.54
Total	81,033,958	100.00	-	-	81,033,958	100.00

Parent Company:

Nebra Participações S.A.                                                    CNPJ: 04.418.550/0001-86

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
New Era Development Co. Ltd. (1)	16,076,101	99.99	-	-	16,076,101	99.99
Others	100	0.01	-	-	100	0.01
Total	16,076,201	100.00	-	-	16,076,201	100.00

(1) Foreign company

Parent Company:

Tiba Participações Ltda                                                      CNPJ: 03.410.452/0001-30

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Haakon Lorentzen.	2,103,695	100.00	-	-	2,103,695	100.00
Others	1	-	-	-	1	-
Total	2,103,696	100.00	-	-	2,103,696	100.00

Parent Company:

Caminho Editorial Ltda                                                       CNPJ: 54.089.495/0001-04

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Brasil Warrant Admin. Bes e Empresas Ltda	93,166,126	90.85	-	-	93,166,126	90.85
Others	9,379,957	9.15	-	-	9,379,957	9.15
Total	102,546,083	100.00	-	-	102,546,083	100.00

Parent Company:

Nalbra S LLC                                                                      CNPJ: 06.205.788/0001-59

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Nalbra Inc. (1)	30,012,000	100.00	-	-	30,012,000	100.00
Total	30,012,000	100.00	-	-	30,012,000	100.00

(1) Foreign company

Parent Company:

São Teófilo Repres. Participações Ltda                            CNPJ: 03.214.652/0001-17

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Caminho Editorial Ltda	14,962,154	45.41	2,033,046	6.87	16,995,200	27.18
Nalbra S LLC	16,475,914	50.00	8,509,948	28.77	24,985,862	39.95
Brasil Warant Admin. de Bens e Empresas Ltda	1,513,760	4.59	3,596,972	12.16	5,110,732	8.17
Brasil Silva I LLC (1)	-	-	9,740,015	32.92	9,740,015	15.58
Fernando Roberto Moreira Salles	-	-	1,704,503	5.76	1,704,503	2.73
Others	-	-	3,999,639	13.52	3,999,639	6.39
Total	32,951,828	100.00	29,584,123	100.00	62,535,951	100.00

(1) Foreign company

Parent Company:

Brasil Warrant Admin. Bens e Empresas Ltda                 CNPJ: 33.744.277/0001-88

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Fernando Roberto Moreira Salles	60	25.00	60	25.00	120	25.00
Walter Moreira Salles Júnior	60	25.00	60	25.00	120	25.00
Pedro Moreira Salles	60	25.00	60	25.00	120	25.00
João Moreira Salles	60	25.00	60	25.00	120	25.00
Total	240	100.00	240	100.00	480	100.00

Parent Company:

BNDES Participações S.A. - BNDESPAR                        CNPJ: 00.383.281/0001-09

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
Banco Nacional de Desenvolvimento Econômico e Social - BNDES	1	100.00	-	-	1	100.00
Total	1	100.00	-	-	1	100.00

 Parent Company:

Banco Nacional de Desenvolvimento Econômico e Social - BNDES            CNPJ: 00.383.281/0001-09

Stockholders	Stocks
	Common		Preferred		Total
	Quantity Unities	%	Quantity Unities	%	Quantity Unities	%
União Federal	6,273,711,452	100.00	-	-	6,273,711,452	100.00
Total	6,273,711,452	100.00	-	-	6,273,711,452	100.00

Stocks Position of Majority Stockholders, Management, Members of the fiscal Council and outstanding stocks.

                                                                                                   Position on March 30, 2007

Stockholder	Common Stocks	%	Preferred Stocks (Class A)%		Preferred Stocks (Class B)%

Total

								%
Majorities Stockholders	439,400,228	96.49	37,736,642	99.40	82,268,047	15.25	559,404,917	54.18
Lorentzen	127,506,457	28.00	-	-	-	-	127,506,457	12.35
Safra (4)	127,506,457	28.00	27,736,642	73.06	57,875,517	10.73	213,118,616	20.64
VCP	127,506,457	28.00	-	-	-	-	127,506,457	12.35
BNDES	56,880,857	12.49	10,000,000	26.34	24,392,530	4.52	91,273,387	8.84
Management	2,005	0.00	0	0	76,707	0	78,712	-
Councilors	2,005	0.00	0	0	59,509	0	61,514	-
Directors	-	-	-	-	17,198	0	17,198	-
Tax Council	10	0.00	-	-	-	-	10	-
Treasury Stocks (1)	483,114	0.10	-	-	1,483,200	0.30	1,966,314	0.19
Other Stockholders (2)	15,505,342	3.41	225,913	0.60	455,372,912	84.45	471,104,167	45.63
Total issued stocks (3)	455,390,699	100.0	37,962,555	100.0	539,200,866	100.0	1,032,554,120	100.0
Outstanding stocks (2)	15,505,342	3.41	225,913	0.60	455,372,912	84.45	471,104,167	45.63

(1)        Stocks issued and repurchased by the Company, waiting cancellation.

(2)        Total of stocks issued minus Treasury stocks, members of tax council,

board members (including substitutes), directors and majorities stockholders.

(3)        Total number of subscribed stocks and issued by the Company.

(4)        Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, 27,736,642 PNA stock and Treasure Hold Investments Corp. 57,875,517  PNB .

Stocks Position of Majority Stockholders, Management, Members of the Fiscal Council and outstanding stocks.

                                                                                                   Position on March 31, 2006

Stockholder	Common Stocks	%	Preferred Stocks (Class A)%		Preferred Stocks (Class B)%

Total

								%
Majorities Stockholders	439,400,228	96.5	37,736,642	99.2	87,876,648	16.3	565,013,518	54.7
Lorentzen (4)	127,506,457	28.0	-	-	-	-	127,506,457	12.3
Safra (5)	127,506,457	28.0	27,736,642	72.9	57,875,517	10.7	213,118,616	20.7
VCP	127,506,457	28.0	-	-	-		127,506,457	12.3
BNDES	56,880,857	12.5	10,000,000	26.3	30,001,131	5.6	96,881,988	9.4
Management	193,034	-	-	-	26,005	-	219,039	-
Councilors	193,034	-	-	-	8,807	-	201,841	-
Directors	-	-	-	-	17,198	-	17,198	-
Tax Council	10	-	-	-	-	-	10	-
Treasury Stocks (1)	483,114	0.1	-	-	1,483,200	0.3	1,966,314	0.2
Other Stockholders (2)	15,314,313	3.4	285,214	0.8	449,755,712	83.4	465,355,239	45.1
Total issued stocks (3)	455,390,699	100.0	38,021,856	100.0	539,141,565	100.0	1,032,554,120	100.0
Outstanding stocks (4)	15,314,313	3.4	285,214	0.8	449,755,712	83.4	465,355,239	45.1

(1)   Stocks issued and repurchased by the Company.

(2)   Total of stocks issued minus Treasury stocks, members of tax council,

board members (including substitutes), directors and majorities stockholders.

(3)   Total number of subscribed stocks and issued by the Company.

(4)   Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

(5)   Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock,  27,736,642 PNA Common and Treasure Hold Investments Corp. 57,875,517  PNB .

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

(Convenience Translation into English of original previously issued in Portuguese)

Report of Independent Auditors on Special Review

of Quarterly Financial Information as of March 31, 2007

To the Directors and Stockholders of

Aracruz Celulose S.A.

Aracruz - ES

1.       We conducted a special review of the Quarterly Financial Information - ITR of Aracruz Celulose S.A. (Company and Consolidated) for the quarter and three-month period ended March 31, 2007, prepared under the responsibility of the Company's management, in accordance with accounting practices adopted in Brazil, comprising the balance sheets, statements of income and management comments on performance.

2.       Our special review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors - IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries and discussions with the Company's management responsible for the financial, accounting, and operational areas as to the principal criteria adopted in the preparation of the Quarterly Financial Information; and (b) review of the information and subsequent events that have or might have a significant effect on the financial position and operations of the Company and its subsidiaries.

3.       Based on our special review, we are not aware of any material modifications that should be made to the Quarterly Financial Information referred to in paragraph 1 above, for it to be in conformity with the accounting practices adopted in Brazil, applied in accordance with the standards laid down by the Brazilian Securities Commission (CVM), specifically applicable to the disclosure of mandatory Quarterly Financial Information.

4.       Our special review was conducted for the purpose of issuing a report on the Quarterly Financial Information referred to in paragraph 1 taken as a whole. The supplementary information related to the statements of cash flows and value added, for the quarter ended March 31, 2007 are presented for the purpose of allowing additional analyses and are not required as part of the basic Quarterly Financial Information. These statements were subjected to the review procedures described in paragraph 2 above, and based on our special review, are fairly stated, in all material respects, in relation to the Quarterly Financial Information taken as a whole.

5.       The balance sheet as of December 31, 2006 (Company and Consolidated), presented for comparison purposes, were examined by us and our unqualified auditors' report thereon was issued January 9, 2007. The accompanying statements of income and supplementary statements of cash flow and value added for the quarter ended March 31, 2006, presented for comparison purposes, were also reviewed by us and our unqualified special review report thereon was issued April 6, 2006.

Rio de Janeiro, April 7, 2007

(Portuguese original signed by):

DELOITTE TOUCHE TOHMATSU	Amauri Froment Fernandes
Independent Auditors	Accountant
CRC - SP 011.609/O-S-ES	CRC-RJ 039.012/O- S-ES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2006

ARACRUZ CELULOSE S.A. By: /s/ Carlos Augusto Lira Aguiar Name: Carlos Augusto Lira Aguiar Title: Chief Executive Officer